Form 10-K405, Exhibit 13
period 1997-09-30
DAWSON GEOPHYSICAL CO
filed 1997-12-15
CIK 351231

                                                                      EXHIBIT 13


                           DAWSON GEOPHYSICAL COMPANY


                               ANNUAL REPORT 1997


                                    [PHOTO]

                                    [PHOTO]

     Founded in 1952, Dawson Geophysical Company acquires and processes 3-D seismic data used in analyzing subsurface geologic conditions for the potential of oil and natural gas accumulation.

     Dawson's clients - major and intermediate-sized oil and gas companies and independent oil operators - retain exclusive rights to the information obtained.

     The Company operates land-based acquisition crews primarily in the western United States. However, with the addition of a new I/O System Two Remote Seismic Recorder (RSR), which is designed specifically for challenging and difficult terrain areas, Dawson has expanded its versatility and broadened its capability to acquire seismic data in any location across the country.

     All data processing is performed by geophysicists at Dawson's computer center in Midland, Texas.

                                    [PHOT0]

TABLE OF CONTENTS

     Financial Highlights....................................................  1
     From The President......................................................  2
     Consistency of Acquisition..............................................  5
     Consistency of Results..................................................  7
     Consistency of Personnel................................................  9
     Consistency of Operation Support........................................ 11
     Management's Discussion and Analysis.................................... 12
     Independent Auditors' Report............................................ 15
     Financial Statements.................................................... 16
     Notes to Financial Statements........................................... 20
     Common Stock Information................................................ 25
     Investor Information.................................................... 25


FINANCIAL HIGHLIGHTS


Year Ended September 30
------------------------------------------------------------------------------------------
                                        1997      1996       1995        1994       1993
------------------------------------------------------------------------------------------
     (in thousands, except per
     share amounts)

     Operating results:
       Operating revenues            $ 48,227   $ 33,518   $ 28,188   $ 23,027    $ 17,016
          Income before
            extraordinary item       $  4,570   $  1,888   $  2,174   $  2,266    $  1,862
       Net income                    $  4,570   $  1,888   $  2,174   $  2,266    $  2,739
       Income per share
          before extraordinary item  $   1.09   $    .45   $    .54   $    .74    $    .62
       Net income per share          $   1.09   $    .45   $    .54   $    .74    $    .91
     Weighted average equivalent
       common shares outstanding        4,202      4,183      3,990      3,045       3,008
     Balance sheet data:
       Total assets                  $ 53,561   $ 41,909   $ 32,342   $ 24,942    $ 21,908
     Long term debt,
          less current maturities    $  7,893   $  4,857   $     --   $  2,250    $  3,500
     Stockholders' equity            $ 37,545   $ 32,804   $ 30,856   $ 17,686    $ 15,482
------------------------------------------------------------------------------------------

                                    [GRAPH]

FROM THE PRESIDENT

Dear Shareholder:

     Increased demand for your Company's services coupled with the typical application of thought and effort by our dedicated employees have completed another year of record performance, both operationally and financially. Recent years' investments in equipment and training have paid off in record production of high-quality 3-D seismic data for our clientele. Our expanded data acquisition crews are delivering considerably improved data quality, an indispensable requirement in today's search for the oil and gas yet to be discovered.

     Operating revenues in fiscal 1997 of $48,227,000 were 44 percent above those of 1996, while net income of $4,570,000 was up 142 percent from 1996.

     For the fourth quarter of fiscal 1997, revenues of $13,923,000 were 54 percent over those of 1996, while net income of $1,322,000 was 98 percent above that of 1996.

     Consecutive quarter results continue their sawtooth pattern due to effects of weather and timeliness of land and mineral permits for right of way. However, as we have said many times before, the saw remains tilted northeast, the direction we are pledged to follow.

     In recent years, we have noted the benefits provided by 3-D seismic imaging of existing petroleum reservoirs, assisting client managements in recovering additional reserves by use of the additional knowledge obtained. Your Company has devoted its resources solely to this activity and, as we have reported in the past, is poised to expand its repertoire to 4-D (the fourth dimension being time) and three-component surveys to aid further the efficient management of petroleum reservoirs. However, strange as it may seem, all our data acquisition crews currently are busy in exploration of new reserves. Our interpretation of this phenomenon is the wider recognition of the effectiveness of 3-D seismic exploration by the petroleum industry, coupled with improved, and more stable, prices for oil and natural gas.

     In August, we placed our sixth data acquisition crew in the field, equipped with the latest remote seismic recorder (RSR), I/O System Two manufactured by Input/Output, Inc. This extremely versatile crew will extend your Company's geographic potential, inasmuch as the RSR can be deployed in almost any type of terrain,

                                    [PHOTO]
TECHNOLOGY IS CONSTANTLY IMPROVING FIELD OPERATIONS...HERE RADIO TELEMETRY IS REPLACING MILES OF WIRE.

                                    [GRAPH]

                                    [PHOTO]

            L. DECKER DAWSON, PRESIDENT, DAWSON GEOPHYSICAL COMPANY,
                STANDING IN THE MAINTENANCE FACILITY TRUCK BAY.

whereas our other crews can work only in areas where remote data terminals can be interconnected by electric cables for telemetering data to a central recorder.

     Our recent and future capital additions will require more funds than we can generate from current operations. In order to respond to the demand for expanded services, we are now, as you probably are aware, in registration for the sale of an additional 1,000,000 shares of common stock to fund additional expansion as well as reduce our current debt which stands at approximately $10,000,000. It is hoped that the stock offering will have become effective by the time this report reaches you; accordingly, I offer my sincere welcome to and appreciation for those new shareholders joining the Dawson family for the first time. It may interest you to know that since 1990 we have committed more than $60,000,000 to 3-D acquisition and processing assets. In the current and projected demand environment, we see no end to expansion in sight.

     The outlook for fiscal 1998 is for continued strong demand. To accommodate this demand, we will be adding data channels, geophones, cables and additional electronics packages for expanding and enhancing our operation overall. In data processing, we will be adding both hardware and software to maintain our high level of quality throughout from these facilities.

     I am pleased to report that we face the future with strong management and experienced, dedicated workforce; an accelerating operating trend; a healthy balance sheet; and an extraordinarily strong competitive position. For these qualities we are indebted to and grateful for all concerned--clients, shareholders, employees and friends.

                                        Sincerely,



                                        /s/ L. DECKER DAWSON
                                        -------------------------------
                                        L. Decker Dawson
                                        President
                                        November 10, 1997

                                   [PHOTOS]

Radio-based I/O System Two RSR enables crews to perform tactical data collection among terrain that precludes the use of cable telemetry.

                                  [PHOTO]



                                                       [PHOTO]

Consistency of Acquisition

     When penetrating deep into the earth's crust to extract natural fuels, a trivial miscalculation can result in millions of dollars in missed opportunity. So today's oil and gas exploration companies insist upon a consistent ratio of successful wells -- and discourage inconsistent performance -- from themselves as well as their contractors.

     It's no surprise, then, that Dawson Geophysical Company maintains a record demand for its 3-D seismic survey expertise well into the foreseeable future. The Company upholds lofty standards for excellence and consistency. And by embracing developing technologies that are in line with those high standards, Dawson remains at the forefront of the industry.

     Thanks to advances in technology, such as the I/O System Two RSR (Remote Seismic Recorder), Dawson's crews are now able to collect reliable data in areas that are inaccessible by conventional systems, like


                              [PHOTO]

                              [CAPTION]


the wooded terrain of East Texas' Cotton Valley Pinnacle Reef Trend.

     The radio-controlled I/O System Two includes a 100-foot-tall radio tower mounted on a portable trailer. In limited access areas, contractors drill shot holes throughout the survey area, then insert and detonate dynamite charges to generate the energy needed to acquire subsurface data. Transmitting via the radio tower, the master computer in the recording truck is able to send a synchronous detonation command and alert the remote sensing equipment to receive and store data. Geophones are wired to remote data recording units which internally store the seismic data for later collection by portable computers.


                                    [PHOTO]

                                   [CAPTION]

     Today, even Dawson's site grids are the result of high-tech ingenuity. Satellite imagery is integrated with topographic maps, advanced software and decades of geophysical expertise; the result is more efficient, less time-consuming measurement at ground level, not to mention more consistently accurate results.

     Consistent acquisition of data helps create a more accurate depiction of the earth's subsurface conditions.

                                   [PHOTOS]






A HIGH-SPEED ALLIANT PARALLEL PROCESSOR COMPUTER
PERFORMS MILLIONS OF REPETITIVE DATA PROCESSING TASKS
AROUND THE CLOCK.

                                    [PHOTO]

CONSISTENCY OF RESULTS

     In the decades when 2-D data acquisition was commonplace, the typical drilling success rate for oil and gas companies was less than one in seven wells. Modern 3-D seismic interpretation has increased this success rate percentage significantly--but without accurate data to interpret, the point is moot.

     Dawson's data processing team works to provide total quality control, essentially making sure that the final data analysis is of a caliber the client can use with confidence. The Company's powerful parallel processor supercomputer processes field data with speed and precision; seasoned seismic data professionals meticulously double-check the results. As a result, Dawson clients are now realizing drilling success rates approaching 50 percent or more.

     The quest for even more accurate exploration continues, and Dawson consistency is proving to be indispensable to the success of newly developed drilling techniques. Dawson clients are able to readily pinpoint the exact location of reserves, and even re-explore areas previously thought to be depleted.

     Dawson is able to offer their clientele even greater reservoir management capabilities through 4-D, 3-component, seismic data acquisition and analysis, which adds the dimensions of time and reservoir analysis to today's 3-D seismic surveys. Clients will be able to visit the same site at successive intervals to compare and determine the progress of injection recovery programs in existing reserves. This technique promises to be yet another opportunity for Dawson to demonstrate its strength in consistency.

     Dawson's data processing experts work to ensure data integrity, adding a uniquely human touch to each project. Dawson's expertise and quality control are so well respected, often clients send data acquired by competitors to Dawson to be reprocessed.

                                    [PHOTO]
                 COLOR SEISMIC IMAGE CREATED FROM A 3-D SURVEY

                                   [PHOTOS]

DAWSON GEOPHYSICAL COMPANY IS TOTALLY COMMITTED TO THE SAFETY OF ITS EMPLOYEES. THE COMPANY'S HSE PROGRAM IS ONE OF THE BEST IN THE INDUSTRY, AND ALL TRAINING MEETS OR EXCEEDS IAGC, E & P FORUM, OSHA AND DOT GUIDELINES. COURSES IN DRIVERS TRAINING, CPR AND FIRST AID ARE HELD ROUTINELY AT THE MAINTENANCE CENTER IN MIDLAND, AND DAILY SAFETY RALLIES ARE REQUIRED FOR ALL THE CREWS IN THE FIELD.

                                    [PHOTO]


CONSISTENCY OF PERSONNEL

     Dawson's reputation for excellence is directly related to the experience of its employees. The Company upholds the most comprehensive work standards in the industry. When needed, Dawson utilizes only experienced and dependable subcontractors. Thus, Dawson is able to present a consistently dependable team with knowledge from the ground up.

     Every member of a Dawson field crew has hauled cable, placed geophones, fueled and driven trucks, and performed maintenance. The Company's "promote from within" policy delivers proven results--not just management in the field, but leadership in the field. And loyalty among employees is both consistent and gratifying.

     Dawson reciprocates by taking care of its people, emphasizing health and safety precautions that meet or exceed industry regulations. Routine courses in defensive driving, CPR and first aid are held in the field and at the Company's maintenance center in Midland, and participation in daily bilingual safety rallies is required of all affected field crew personnel.

     Second only to its dedicated family of employees, Dawson's most important asset is its state-of-the-art equipment. The operations support team is responsible for keeping all equipment working properly and consistently in order to eliminate time delays and equipment failures as potential variables.

     Therefore, Dawson is able to offer every client the most reliable service available anywhere in the industry.


                                                           [PHOTO]
                                              THE NEW H(2)S SAFETY METER CARRIED
                                               BY DAWSON EMPLOYEES IN THE FIELD.

                                    [PHOTOS]



DAWSON'S PEOPLE ARE RECOGNIZED THROUGHOUT THE INDUSTRY FOR THEIR SKILL, DEDICATION AND CHARACTER.

                                    [PHOTO]


                        CONSISTENCY IN OPERATION SUPPORT

     With the industry currently operating at capacity, your Company feels it is important to resist the urge to expand operations simply for the sake of quantity. Dawson must maintain an acceptably consistent standard of quality, proceeding with growth only as experience dictates.

     While such prudence is almost unheard of in this fiercely competitive arena, the results are indisputable. Dawson Geophysical has enjoyed consistent, long-term capital and earnings growth. It currently maintains over 10% of America's land-based, 3-D seismic market share. And with a recent resurgence of drilling in domestic markets without an increase in fuel prices, the long-term outlook remains exceedingly positive.

     The Company attributes part of its success to the timely adoption of burgeoning technologies. Dawson Geophysical was one of the first in the industry to install a parallel-processing supercomputer; other breakthroughs-- like GPS positioning, laptop computing and buggy-mounted vibrator energy source units--were readily employed by Dawson field personnel as soon as the Company deemed their contribution to be realistic.

     With each new technology comes the promise of new profits, True, the cost per unit of data is declining--yet for Dawson Geophysical, quality per unit of data is sharply on the rise, making targeted exploration far more practical, accurate and affordable for Dawson clients of all sizes.

     "In the 2-D days, I never would have dreamed that 3-D seismic surveys would be viable within my lifetime," states Mr. L. Decker Dawson. "This technology has proved not only to be economically viable, but exciting as well. And I'm extremely proud that Dawson Geophysical is playing such a major role in the history of our industry."

                                    [PHOTO]

 A DAWSON FIELD TECHNICIAN SETS A DYNAMITE CHARGE AND COMMUNICATES TO THE RSR.


                                    [PHOTO]

           COMPANY ENGINEERS MAINTAIN DIGITAL RECORDING INSTRUMENTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the company's financial statements. In addition, in reviewing the Company's financial statements it should be noted that quarterly fluctuations in the Company's results of operations can occur due to weather, land use permitting and other factors.

FISCAL YEAR ENDED SEPTEMBER 30, 1997 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1996

     The Company's operating revenues increased 43.9% from $33,518,000 for fiscal 1996 to $48,227,000 for fiscal 1997. The increase in revenues is primarily due to increased capacity and improved efficiency resulting from fiscal 1996 capital expenditures. The fiscal 1996 capital expenditures consisted of the addition of a fifth crew in the third quarter combined with additional channel capacity of the existing crews and additional vibrator energy source units. During the fourth quarter of fiscal 1997 the Company placed a sixth crew into service.

     Operating expenses increased 35.9% in 1997 as compared to 1996 as a result of adding a fifth 3-D seismic crew in fiscal 1996, as well as increased personnel and other expenses associated with equipment additions and tecnological upgrades made primarily during the third quarter of fiscal 1996.

     General and administrative expenses for fiscal 1997 totaled $1,477,000, an increase of $178,000 from fiscal 1996. The increase for fiscal year 1997 was primarily due to timing adjustments of certain expenses. General and administrative expenses totaled 3.1% of operating revenues for fiscal 1997 versus 3.9% for fiscal 1996.

     Depreciation for fiscal 1997 totaled $7,321,000, an increase of 25.8% from fiscal 1996. Depreciation continues to increase as a result of the capital expansion discussed below in "Liquidity and Capital Resources."

     Total operating costs for fiscal 1997 totaled $41,091,000, an increase of 33.1% over fiscal 1996 due to the factors described above. Income from operations in fiscal 1997 increased to $7,136,000, 14.8% of revenues, from $2,638,000, 7.9% of revenues, in fiscal 1996. This increase is the direct result of the Company's operating expenses being relatively fixed as compared to revenue trends. Because of the high proportion of relatively fixed total operating costs (including personnel costs for active crews and depreciation costs), income from operations in fiscal 1997 reflects the benefit of efficient production with steady demand.

     Interest is paid monthly at prime rates on the principal of the term notes described below in "Liquidity and Capital Resources-Loan Agreement."

     The Company's effective tax rate for 1997 is 35.8% as compared to 32.0% for 1996. These rates reflect the effects of federal and state income taxes over the periods reported.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1995

     The Company's operating revenues increased 18.9% from $28,188,000 for fiscal 1995 to $33,518,000 for fiscal 1996. In June 1996, the Company placed into service its fifth telemetry recording system after combining two 1,000-channel crews in the quarter ended March 31, 1996. The Company further increased production capacity during 1996 with the purchase of additional equipment. Demand for larger surveys translates to an increased number of channels and improved efficiency which has been gained with additional energy source units to complement recording systems already in service.

     Operating expenses increased 18.4% in 1996 as compared to 1995 as a result of adding a new 3-D seismic crew as well as increased personnel and other expenses associated with the equipment additions and technological upgrades.

     General and administrative costs have increased with additional support services for the Company's expanding operations. As a percentage of operating revenues, general and administrative costs increased to 3.9% from 3.5% in 1995.

     Depreciation increased dramatically due to the Company's capital expansion. In 1996, the cost to field the new telemetry crew represents approximately $10,000,000 of the total $15,597,000 in capital expenditures. The increase from the total capital expenditures in 1995 of $10,961,000 is comprised of the upgrades to data acquisition capacity of the existing crews and further expansion of energy source units.

The decrease in income from operations for 1996 as compared to 1995 is attributable to the significant increase in depreciation. In addition, the impact of the permit delays in the first quarter and unfavorable weather during the first and fourth quarters of 1996 affected revenue directly without a significant corresponding reduction in the relatively fixed operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     The significant changes in the Company's other income and expenses are a result of a final litigation settlement of $131,000 in 1995 resulting from the suit filed against First Republic Bank in 1988 and the increase of interest income in 1995 due to the investment of public offering proceeds until capital expenditures were made.

     The Company's effective tax rate for 1996 is 32.0% as compared to 36.8% for 1995. These rates reflect the effects of federal and state income taxes over the periods reported. As of September 30, 1995, the Company had no tax loss carryforwards to offset future tax expense.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     Net cash provided by operating activities increased to $10,335,000 in fiscal 1997 from $6,732,000 in fiscal 1996 primarily due to a 142% increase in net income to $4,570,000 in fiscal 1997 from $1,888,000 in fiscal 1996. In addition, accounts receivable increased as a result of increased revenues in 1997. The increase in depreciation to $7,321,000 in 1997 from $5,818,000 in 1996 reflects the Company's continued capital expansion as discussed in "Capital Expenditures" below.

     Net cash used in investing activities decreased to $11,079,000 in 1997 from $12,676,000 in 1996 as a result of the decrease in capital expenditures in 1997 as compared to 1996. In addition, during fiscal 1997 the Company invested cash generated from operations in U.S. Treasury instruments. As discussed below in "Capital Expenditures," the Company is positioning for possible future expansion.

     Net cash provided by financing activities primarily reflects proceeds from a fourth quarter borrowing under the Company's loan agreement referenced below and principal payments thereunder. During 1997, the Company made monthly principal payments of approximately $71,400 under a $6,000,000 term note, and in September 1997, the Company made a $69,400 principal payment under a $5,000,000 term note. See "Loan Agreement" below.

Capital Expenditures

     As a result of capital expenditures of approximately $57,000,000 since fiscal 1990, including approximately $26,000,000 since fiscal 1995, the Company has positioned itself to meet market demand with technologically advanced
3-D data acquisition recording systems and leading edge data processing capabilities. Depreciation has increased as a new crew has been placed into service each year for the past several years.

     The Company placed a sixth crew into service in August of 1997. The cost of the new crew equipped with a 2,000 channel I/O System Two RSR was approximately $6,000,000. Expenditures of approximately $2,500,000 with additional commitments of approximately $2,000,000 during fiscal 1997 were made for additions and replacements to the myriad of cables and geophones, enchancements to the surveying operation, and additions in support of quality control and operational safety efforts.

Loan Agreement

     The Company is a party to a loan agreement, as amended (the "Loan Agreement"), with Norwest Bank Texas, N.A. ("Norwest"). The Loan Agreement consists of (1) a revolving line of credit of $6,000,000 which matures on April 15, 1999, (2) a term note in the aggregate principal amount of $6,000,000 bearing interest at Norwest's prime rate and which matures on March 15, 2003 and (3) a term note in the aggregate principal amount of $5,000,000 bearing interest at the prime rate as published in The Wall Street Journal and which matures on April 15, 2003. The $5,000,000 term note, together with working capital, was utilized to finance the purchase of equipment placed into service in August 1997. The term notes are secured by eligible accounts receivable and equipment purchased from loan proceeds. At September 30, 1997, approximately $9.5 million was outstanding under the term notes all of which was bearing interest at 8.5% per annum.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

Capital Resources

     The Company believes that its capital resources, including the availability of bank borrowings, and cash flow from operations are adequate to meet its current operational needs and will allow the Company to continue its practice of acquiring new technologically advanced equipment and upgrading its existing equipment. However, the Company's expansion plans, including its capital budget for fiscal 1998, may be affected by its ability to raise capital from additional sources.

Litigation

     The Company is a defendant in two lawsuits relating to a July 1995 accident involving a van owned by the Company in which four Company employees died. The Company believes that it has meritorious defenses to the claims asserted against it in such suits. Further, while the plaintiffs seek damages in excess of the Company's liability insurance policies, the Company believes that its liability insurance should provide adequate coverage of the damages, if any, which may be assessed against the Company in such litigation. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover any such damages. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation." FAS 123 provides for alternative methods of recording stock-based compensation and requires additional disclosure regardless of which method is utilized to record stock-based compensation. The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective October 1, 1996, the Company adopted the disclosure provisions of FAS 123.

     In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share." FAS No. 128 establishes standards for computing and presenting earnings per share and is effective for periods ending after December 15, 1997. The impact of the adoption of FAS No. 128 on the Company's earnings per share is expected to be immaterial.

     In June 1997, the Financial Accounting Standards Board issued FAS No. 130, "Reporting Comprehensive Income." FAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS No. 130 is effective for interim and annual periods beginning after December 15, 1997. The Company plans to adopt FAS No. 130 for the period ended December 31, 1999.

Independent Auditors' Report


[LOGO]
KPMG Peat Marwick LLP

     The Board of Directors and Stockholders
     Dawson Geophysical Company:

          We have audited the accompanying balance sheets of Dawson Geophysical Company as of September 30,1997 and 1996 and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson Geophysical Company as of September 30, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30,1997, in conformity with generally accepted accounting principles.


                                             KPMG Peat Marwick LLP


     Midland, Texas
     October 30, 1997

BALANCE SHEETS

September 30, 1997 and 1996

ASSETS                                                                    1997               1996
----------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                          $  4,774,000      $  1,493,000
   Marketable securities                                                 3,968,000           988,000
   Accounts receivable                                                   8,724,000         6,161,000
   Income taxes receivable                                                      --           193,000
   Prepaid expenses                                                        288,000           148,000
----------------------------------------------------------------------------------------------------

         Total current assets                                           17,754,000         8,983,000
----------------------------------------------------------------------------------------------------

Property, plant and equipment                                           63,267,000        56,368,000
   Less accumulated depreciation                                       (27,460,000)      (23,442,000)
----------------------------------------------------------------------------------------------------
      Net property, plant, and equipment                                35,807,000        32,926,000
----------------------------------------------------------------------------------------------------
                                                                      $ 53,561,000      $ 41,909,000
====================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                               $  1,690,000      $    857,000
   Accounts payable                                                      3,956,000         2,079,000
   Accrued liabilities:
      Payroll cost and other taxes                                         566,000           560,000
      Other                                                                494,000           144,000
----------------------------------------------------------------------------------------------------

         Total current liabilities                                       6,706,000         3,640,000
----------------------------------------------------------------------------------------------------

Long-term debt, less current maturities                                  7,893,000         4,857,000
Deferred income taxes                                                    1,417,000           608,000

Stockholders' equity:
   Preferred stock--par value $1.00 per share; 5,000,000
      shares authorized, none outstanding
   Common stock - par value $.33 1/3 per share; 10,000,000 shares               --                --
      authorized, 4,199,250 and 4,161,550 shares issued and
      outstanding in 1997 and 1996, respectively                         1,400,000         1,387,000
   Additional paid-in capital                                           17,174,000        17,021,000
   Net unrealized loss on marketable securities                                 --            (5,000)
   Retained earnings                                                    18,971,000        14,401,000
----------------------------------------------------------------------------------------------------

         Total stockholders' equity                                     37,545,000        32,804,000
----------------------------------------------------------------------------------------------------

Contingencies (see note 11)
                                                                      $ 53,561,000      $ 41,909,000
====================================================================================================


See accompanying notes to the financial statements.

STATEMENTS OF OPERATIONS

Years Ended September 30, 1997, 1996, and 1995

                                                              1997              1996              1995
----------------------------------------------------------------------------------------------------------
Operating revenues                                        $ 48,227,000      $ 33,518,000      $ 28,188,000
----------------------------------------------------------------------------------------------------------

Operating costs:
   Operating expenses                                       32,293,000        23,763,000        20,067,000
   General and administrative                                1,477,000         1,299,000           975,000
   Depreciation                                              7,321,000         5,818,000         4,150,000
----------------------------------------------------------------------------------------------------------

                                                            41,091,000        30,880,000        25,192,000
----------------------------------------------------------------------------------------------------------

Income from operations                                       7,136,000         2,638,000         2,996,000

Other income (expense):
   Interest income                                             260,000           253,000           399,000
   Interest expense                                           (486,000)         (144,000)         (170,000)
   Gain on disposal of assets                                  196,000            11,000            76,000
   Proceeds from litigation settlement                              --                --           131,000
   Other                                                        10,000             2,000             8,000
----------------------------------------------------------------------------------------------------------

Income before income tax                                     7,116,000         2,760,000         3,440,000

   Income tax expense:
   Current                                                   1,738,000           599,000           970,000
   Deferred                                                    808,000           273,000           296,000
----------------------------------------------------------------------------------------------------------
                                                             2,546,000           872,000         1,266,000
----------------------------------------------------------------------------------------------------------

Net income                                                $  4,570,000      $  1,888,000      $  2,174,000
==========================================================================================================

Net income per common share                               $       1.09      $        .45      $        .54
==========================================================================================================

Weighted average equivalent common shares outstanding        4,201,611         4,182,891         3,989,949
==========================================================================================================

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

Years Ended September 30, 1997, 1996, and 1995

                                                                               1997              1996              1995
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                             $  4,570,000      $  1,888,000      $  2,174,000

Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation                                                              7,321,000         5,818,000         4,150,000
   Gain on disposal of assets                                                 (196,000)          (11,000)          (76,000)
   Non-cash interest income                                                    (63,000)         (101,000)         (229,000)
   Deferred income taxes                                                       808,000           273,000           296,000
   Other                                                                        91,000                --                --
Change in current assets and liabilities:
   Increase in accounts receivable                                          (2,563,000)       (1,153,000)         (704,000)
   Decrease (increase) in prepaid expenses                                    (140,000)           72,000           (21,000)
   Decrease (increase) in income taxes receivable                              193,000           (67,000)         (126,000)
   Increase (decrease) in accounts payable                                     (42,000)         (222,000)          548,000
   Increase (decrease) in accrued liabilities                                  267,000           235,000          (118,000)
   Increase (decrease) in income taxes payable                                  89,000                --          (121,000)
--------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                   10,335,000         6,732,000         5,773,000
--------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Proceeds from disposal of assets                                            340,000            33,000           273,000
   Capital expenditures                                                     (8,528,000)      (15,597,000)      (10,961,000)
   Proceeds from sale of marketable securities                                 742,000         2,884,000                --
   Proceeds from maturity of marketable securities                             750,000         2,100,000         7,827,000
   Investment in marketable securities                                      (4,383,000)       (2,096,000)       (5,935,000)
--------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                      (11,079,000)      (12,676,000)       (8,796,000)
--------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Principal payments on debt                                                 (927,000)         (286,000)       (7,875,000)
   Proceeds from debt                                                        4,795,000         6,000,000         1,500,000
   Issuance of common stock                                                         --                --        10,776,000
   Proceeds from exercise of stock options                                     157,000            52,000           142,000
--------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                    4,025,000         5,766,000         4,543,000
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                         3,281,000          (178,000)        1,520,000

Cash and cash equivalents at beginning of year                               1,493,000         1,671,000           151,000
--------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                  $  4,774,000      $  1,493,000      $  1,671,000
==========================================================================================================================

See accompanying notes to the financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                              Net
                                   Common Stock                            Unrealized
                            -------------------------      Additional       Loss On
                              Number                        Paid-in        Marketable       Retained
                            of Shares        Amount         Capital        Securities       Earnings          Total
----------------------------------------------------------------------------------------------------------------------
Balance,
September 30, 1994          3,002,800     $ 1,001,000     $ 6,437,000     $   (91,000)     $10,339,000     $17,686,000
Issuance of
   common stock             1,114,000         371,000      10,405,000              --               --      10,776,000
Exercise of
   stock options               32,250          11,000         131,000              --               --         142,000
Net unrealized gain
   on marketable
   securities                      --              --              --          78,000               --          78,000
Net income                         --              --              --              --        2,174,000       2,174,000
----------------------------------------------------------------------------------------------------------------------
Balance,
   September 30, 1995       4,149,050       1,383,000      16,973,000         (13,000)      12,513,000      30,856,000
Exercise of
   stock options               12,500           4,000          48,000              --               --          52,000
Net unrealized gain
   on marketable
   securities                      --              --              --           8,000               --           8,000
Net income                         --              --              --              --        1,888,000       1,888,000
----------------------------------------------------------------------------------------------------------------------
Balance,
   September 30, 1996       4,161,550       1,387,000      17,021,000          (5,000)      14,401,000      32,804,000
Issuance of
   common stock                 1,200           1,000           8,000              --               --           9,000
Exercise of
   stock options               36,500          12,000         145,000              --               --         157,000
Net unrealized gain
   on marketable
   securities                      --              --              --           5,000               --           5,000
Net income                         --              --              --              --        4,570,000       4,570,000
----------------------------------------------------------------------------------------------------------------------
Balance,
   September 30, 1997       4,199,250     $ 1,400,000     $17,174,000     $        --      $18,971,000     $37,545,000
======================================================================================================================

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization and Nature of Operations

         Dawson Geophysical Company (the "Company"), which was incorporated in Texas in 1952, has been listed and traded on the Nasdaq National Market under the symbol "DWSN" since 1981.

         The Company acquires and processes 3-D seismic data for major and intermediate-sized oil and gas companies and independent oil operators who retain exclusive rights to the information obtained. The Company's land-based acquisition crews operate primarily in the southwestern United States, and data processing is performed by geophysicists at the Company's computer center in Midland, Texas.

Cash Equivalents

         For purposes of the statements of cash flows, the Company considers demand deposits, certificates of deposit and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

         The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). In accordance with Statement 115, the Company has classified its investment portfolio consisting of U.S. Treasury securities as "available-for-sale" and records the net unrealized holding gains and losses as a separate component of stockholders' equity. The cost of marketable securities sold is based on the specific identification method.

Concentrations of Credit Risk

         Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable and marketable securities. The Company's sales are to customers whose activities relate to oil and gas exploration and production. However, accounts receivable are well diversified among many customers, and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. The Company generally extends unsecured credit to these customers; therefore, collection of receivables may be affected by the economy surrounding the oil and gas industry. However, the Company closely monitors extensions of credit and has not experienced significant credit losses in recent years. The Company invests primarily in U.S. Treasury securities which are a low risk investment.

Property, Plant and Equipment

         Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.

Impairment of Long-Lived Assets

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121) which requires companies to assess their long-lived assets for impairment. Statement 121 requires companies to review for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. The Company adopted Statement 121 as of October 1, 1995. The effect of the adoption of Statement 121 was not material to the Company and, accordingly, no provision was recorded in the Statement of Operations for the years ended September 30, 1997 and 1996.

Income Taxes

         The Company accounts for state and federal income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's deferred tax liability results primarily from differences in depreciation for financial reporting and income tax purposes.

Income per Common Share

         Income per common share is computed based on the weighted average common shares and common share equivalents outstanding during each year. The dilutive effect of stock options granted is included in the computation of income per common share. The fully dilutive effect of common share equivalents was less than 3% for 1997, 1996 and 1995.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (Statement 128), "Earnings per Share." Statement 128 establishes standards for computing and presenting earnings per share and is effective for periods ending after December 15, 1997. The impact of the adoption of Statement 128 on the Company's earnings per share is expected to be immaterial.

Use of Estimates in the Preparation of Financial Statements

         Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

         Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" (Statement 123). Statement 123 allows a company to adopt a fair value based method of accounting for a stock-based employee compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees" (APB No. 25). The Company has chosen to continue to account for stock-based compensation under APB No. 25 using the intrinsic value method. Under this method, the Company has not recorded any compensation expense related to stock options granted. The disclosures required by Statement 123, however, have been included in Note 5.

2. MARKETABLE SECURITIES

         Marketable securities, consisting entirely of U.S. Treasury securities, had a cost and market value of approximately $993,000 and $988,000, respectively, at September 30, 1996. At September 30, 1997, market value approximated the cost of $3,968,000.

         Marketable securities held at September 30, 1997, consisting of U.S. Treasury securities, have contractual maturities from December 1997 through June 1998.

3. PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment, together with annual depreciation rates, consist of the following:

                                               September 30
                                        ---------------------------
                                             1997            1996             Rates
         --------------------------------------------------------------------------------
         Land                           $   836,000     $   836,000            --
         Buildings and improvements       1,219,000       1,214,000     3 to 12.5 percent
         Machinery and equipment         58,811,000      52,150,000     10 to 20 percent
         Equipment in process(a)          2,400,000       2,168,000            --
         --------------------------------------------------------------------------------
                                        $63,266,000     $56,368,000
                                        ===========================

---------------

(a) Equipment in process has not been placed into service and accordingly has not been subject to depreciation.

4. SHORT-TERM AND LONG-TERM DEBT

         In April 1997, the Company entered into a loan agreement, as amended (the "Loan Agreement"), with Norwest Bank Texas, N.A. ("Norwest"). The Loan Agreement consists of (1) a revolving line of credit of $6,000,000 which matures on April 15, 1999, (2) a term note in the aggregate principal amount of $6,000,000 bearing interest at Norwest's prime rate and which matures on March 15, 2003 and (3) a term note in the aggregate principal amount of $5,000,000 bearing interest at the prime rate as published in The Wall Street Journal and which matures on April 15, 2003. The $5,000,000 term note, together with working capital, was utilized to finance the purchase of equipment placed into service in August 1997. The term notes are secured by eligible accounts receivable and equipment purchased from loan proceeds. At September 30, 1997, approximately $9.5 million was outstanding under the term notes all of which were bearing interest at 8.5% per annum.

         At September 30, 1997, the current maturity of the long-term debt is $1,690,000. For fiscal years 1998 through 2002, the annual maturity is $1,690,000, and for fiscal year 2003, the annual maturity will be the balance. As of September 30, 1997, the Company has not utilized the revolving line of credit.

5. STOCK OPTIONS

         The Company's 1991 Incentive Stock Option Plan, which extends the 1981 Plan, provides options to purchase 150,000 shares of authorized but unissued common stock of the Company. The option price is the market value of the Company's common stock at date of grant. Options are exercisable 25% annually from the date of the grant and the options expire five years from date of grant.

         The transactions under the 1991 Plan are summarized as follows:

                                                    Option          Number of
                                               Price Per Share  Optioned Shares
-------------------------------------------------------------------------------
         Balance as of September 30, 1994     $3.625 to $8.875      135,000
                  Granted                         $11.25             17,000
                  Exercised                   $3.625 to $4.75       (32,250)
                  Cancelled or expired        $4.75 to $8.875        (7,000)
-------------------------------------------------------------------------------

         Balance as of September 30, 1995     $4.25 to $11.25       112,750
                  Exercised                        $4.25            (12,500)
-------------------------------------------------------------------------------

         Balance as of September 30, 1996     $4.25 to $11.25       100,250
                  Granted                         $24.125            30,000
                  Exercised                   $4.25 to $8.875       (36,500)
                  Cancelled or expired             $4.25             (4,000)
-------------------------------------------------------------------------------

         Balance as of September 30, 1997     $7.25 to $24.125       89,750
===============================================================================

         Options for 47,500, 73,000 and 54,250 shares were exercisable as of September 30, 1997, 1996 and 1995, respectively.

         Options for 30,000 shares were granted in fiscal year 1997 and none were granted in 1996. The expected life of the options granted is five years. The weighted average fair value of options granted during 1997 is $10.64. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model. The model assumed expected volatility of 42% and risk-free interest rate of 6.4% for grants in 1997. As the Company has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of the Company's common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

         Outstanding options at September 30, 1997 expire between September 1998 and September 2002.

         As discussed in Note 1, no compensation expense has been recorded in 1997 for the Company's stock options under the intrinsic value method. Had compensation cost for the 1991 Plan been determined based on the fair value at the grant dates for awards made after September 30, 1995 under the 1991 Plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                  Year Ended
                                                              September 30,1997
------------------------------------------------------------------------------
         Net income                          As reported           $ 4,570,000
                                             Pro forma             $ 4,352,000
------------------------------------------------------------------------------
         Earnings per share                  As reported           $      1.09
                                             Pro forma             $      1.04
------------------------------------------------------------------------------

         Under the provisions of Statement No. 123, the pro forma disclosures above indicate only the effects of stock options granted by the Company subsequent to September 30, 1995. During this initial phase-in period, the pro forma disclosures as required by Statement No. 123 are not representative of the effects on reported net income for future years as options vest over several years.

6. EMPLOYEE STOCK PURCHASE PLAN

         The Company has an employee stock purchase plan to invest in the Company's common stock for the benefit of eligible employees. Participants were entitled to contribute a percentage, not to exceed 5%, of their biweekly salary to the plan. On a bi-weekly basis, the Company matches the participants' contributions and directs the purchase of shares of the Company's common stock. There are no vesting requirements for the participants. The Company contributed $217,723, $198,863 and $164,530 to the plan during 1997, 1996 and 1995, respectively.

7. INCOME TAXES

         Income tax expense attributable to income before extraordinary item consists of:

                                             Year Ended September 30,
----------------------------------------------------------------------------
                                       1997            1996           1995
----------------------------------------------------------------------------
         Current:
                  U.S. federal      $1,585,000     $  596,000     $  859,000
                  State                153,000          3,000        111,000
----------------------------------------------------------------------------
                                     1,738,000        599,000        970,000
         Deferred--U.S. federal        808,000        273,000        296,000
----------------------------------------------------------------------------
                  Total             $2,546,000     $  872,000     $1,266,000
============================================================================

         Income tax expense varies from the amount computed by multiplying income before taxes by the statutory income tax rate. The reason for these differences and the related tax effects are as follows:

                                                                  Year Ended September 30,
--------------------------------------------------------------------------------------------------
                                                            1997            1996           1995
--------------------------------------------------------------------------------------------------
         Expense computed at statutory rates             $2,420,000     $  938,000      $1,169,000
         Effect of:
                  State income taxes, net of federal
                     income tax benefit                     101,000         10,000          73,000
                  Other                                      25,000        (76,000)         24,000
--------------------------------------------------------------------------------------------------
         Income tax expense                              $2,546,000     $  872,000      $1,266,000
==================================================================================================

         A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

8. STATEMENT OF CASH FLOWS

         The Company paid current and estimated tax payments of $1,553,000, $619,000 and $1,019,000 in 1997, 1996 and 1995 respectively. Payments of interest were $486,000, $144,000 and $170,000 in 1997, 1996 and 1995, respectively. During 1995, the Company exchanged certain land and buildings plus cash of $425,000 for buildings and land held by a third party.

9. MAJOR CUSTOMERS

         The Company operates in only one business segment, contract seismic data acquisition and processing services. The major customers in 1995 and 1996 varied and sales to these customers, as a percentage of operating revenues, for periods in which sales to these customers exceeded 10%, were as follows:

                             1996        1995
                             ----------------
         Customer A          11%           --
         Customer B          --           20%
         Customer C          --           16%

         During 1997, sales to no customers exceeded 10% of operating revenue.

10. EQUITY OFFERING

         During the first quarter of fiscal 1995, the Company completed a public offering of 1,114,000 shares with net proceeds of approximately $10,776,000 used to acquire seismic equipment and retire debt.

11. CONTINGENCIES

         The Company is a defendant in two lawsuits pending in the 112th and 83rd District Courts of Pecos County, Texas relating to a July 1995 accident involving a van owned by the Company which was used to transport employees to various job sites and a non-Company owned vehicle. The accident resulted in the deaths of four Company employees who were passengers in such van. The Company is one of several named defendants in such suits. Other named defendants include the estate of the deceased driver of such van, who was an employee of the Company, the driver of such non-Company owned vehicle, who was then an employee of the Company, the owner of such vehicle, and Ford Motor Company, the manufacturer of the Company van involved in such accident. In general, the claims against the Company include allegations of negligence, gross negligence and/or intentional tort as a result of, among other things, the Company's alleged failure to provide safe transportation for its employees and to properly select, train and supervise the deceased driver of such van. The plaintiffs in such suits are seeking actual damages from the defendants of $15.5 million, additional unspecified actual damages, pre-judgment and post-judgment interest and costs of suit as well as exemplary and punitive damages in an amount not to exceed four times the amount of actual damages. The Company believes that it has meritorious defenses to the claims asserted against it in such suits and it intends to continue to vigorously defend itself against such claims. In addition, the Company believes that it has approximately $11 million of liability insurance coverage to provide against an unfavorable outcome. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover the damages, if any, which may be assessed against the Company in such suits. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

         The Company is party to other legal actions arising in the ordinary course of its business, none of which management believes will result in a material adverse effect on the Company's financial position or results of operation, as the Company believes it is adequately insured.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                            Quarter Ended
-------------------------------------------------------------------------------------------------------------------------
                                              December 31           March 31              June 30            September 30
-------------------------------------------------------------------------------------------------------------------------
         1997:
         Operating revenues                   $10,063,000          $11,721,000          $12,520,000          $13,923,000
         Income from operations               $ 1,078,000          $ 1,566,000          $ 2,322,000          $ 2,180,000
         Net income                           $   657,000          $ 1,090,000          $ 1,501,000          $ 1,322,000
         Net income per common share          $       .16          $       .26          $       .36          $       .31
         1996:
         Operating revenues                   $ 7,358,000          $ 8,572,000          $ 8,555,000          $ 9,033,000
         Income from operations               $    56,000          $   931,000          $   750,000          $   901,000
         Net income                           $    77,000          $   630,000          $   514,000          $   667,000
         Net income per common share          $       .02          $       .15          $       .12          $       .16

INVESTOR INFORMATION
-------------------------------------------------------------------------------

CORPORATE OFFICES
208 South Marienfeld Street
Midland, Texas 79701
915/682-7356 Phone
915/683-4298 Fax
info@dawson3d.com Email
http://www.dawson3d.com

ANNUAL MEETING
The Annual Meeting of Shareholders
will be held January 13, 1998, at 10:00 a.m.
at the Petroleum Club of Midland,
501 West Wall Avenue, Midland, Texas 79701.

10-K AVAILABLE
A copy of Form 10-K, as filed with the
Securities and Exchange Commission,
may be obtained by contacting the
Corporate Secretary at the corporate
offices listed above.

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services
Dallas, Texas

STOCK EXCHANGE LISTING
Nasdaq National Market System
Symbol: DWSN

LEGAL COUNSEL
Stubbeman, McRae, Sealy,
Laughlin & Browder, Inc.
Midland, Texas

INDEPENDENT PUBLIC ACCOUNTANTS
KPMG Peat Marwick LLP
Midland, Texas

DIRECTORS
Calvin J. Clements
Lubbock, Texas
Retired Vice President of the Company

L. Decker Dawson
Midland, Texas
President of the Company

Floyd B. Graham
Midland, Texas
Executive Vice President of the Company

Matthew P. Murphy
Midland, Texas
Retired Banking Executive

Howell W. Pardue
Midland, Texas
Executive Vice President of the Company

Tim C. Thompson
Midland, Texas
Management Consultant

OFFICERS
L. Decker Dawson
President

Floyd B. Graham
Executive Vice President

Howell W. Pardue
Executive Vice President

Christina W. Hagan
Vice President/Chief Financial Officer

Edward L. Huff
Vice President

Stephen C. Jumper
Vice President

C. Ray Tobias
Vice President

Paula W. Henry
Secretary

COMMON STOCK INFORMATION
-------------------------------------------------------------------------------
     The Company's common stock is traded in the National Market System of the over-the-counter market, Nasdaq symbol; DWSN.

     The table below represents the high and low sales prices for the period shown.

     Quarter Ended                   High                Low
     -----------------------------------------------------------
     December 31, 1995             $ 12.25             $  8.50
     March 31, 1996                $  9.75             $  7.75
     June 30, 1996                 $ 12.00             $  9.13
     September 30, 1996            $ 11.25             $  8.31

     December 31, 1996             $ 11.25             $  8.13
     March 31, 1997                $ 13.75             $ 10.38
     June 30, 1997                 $ 14.50             $  9.13
     September 30, 1997            $ 25.75             $ 13.50
     -----------------------------------------------------------

     As of November 21, 1997, the Company had 293 common stockholders of record as reported by the Company's transfer agent.

                                     [LOGO]

                           Dawson Geophysical Company
                          208 South Marienfeld Street
                             Midland, Texas  79701


[RECYCLE LOGO]
Recyclable paper