Form 10-K, Exhibit 13
period 1998-09-30
DAWSON GEOPHYSICAL CO
filed 1998-12-11
CIK 351231

                                                                      EXHIBIT 13


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with the Company's financial statements. In addition, in reviewing the Company's financial statements it should be noted that the Company's revenues directly relate to oil and gas exploration and production activity, and fluctuations in the Company's results of operations can occur due to weather, land use permitting and other factors. Sustained declines in crude oil prices have negatively impacted the profitability of our clients during the past year. This situation combined with inclement weather have negatively impacted the Company's revenues and earnings during the first quarter of fiscal 1999. The Company anticipates reduced utilization levels until demand for its services increases.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1997

       The Company's operating revenues increased 27.3% to $61,400,000 in fiscal year 1998. The increase is due to the Company's added production capacity in response to demand for 3-D seismic services. In the fourth quarter of fiscal 1997 the Company placed a new crew into service. In May 1998, a 3,100-channel Input/Output System Two Remote System Recorder became productive, replacing the Halliburton MDS-18X recording system. The Company has increased capacity on each of its existing six crews by adding channels.

       Operating expenses increased 24.9% in fiscal 1998 as compared to fiscal 1997 as a result of increased personnel and other expenses associated with equipment acquisitions and technological upgrades.

       General and administrative expenses for fiscal 1998 totaled $1,931,000, an increase of $454,000 from fiscal 1997. The increase reflects additional personnel required to support expanding operations. Due to the Company's significant growth in recent years, the office building occupied since 1960 had been outgrown, and the functions performed in that building have been moved to a more accommodating facility. General and administrative expenses totaled 3.1% of operating revenues for the fiscal years of 1998 and 1997.

       Depreciation for fiscal 1998 totaled $9,472,000, an increase of 29.4% from fiscal 1997. Depreciation continues to increase as a result of the capital expansion discussed below in "Liquidity and Capital Resources."

       Total operating costs for fiscal 1998 totaled $51,729,000, an increase of 25.9% over fiscal 1997 due to the factors described above. Income from operations in fiscal 1998 increased to $9,671,000, 15.8% of revenues, from $7,136,000, 14.8% of revenues, in fiscal 1997. This increase is the direct result of the Company's operating expenses being relatively fixed as compared to revenue trends. Because of the high proportion of relatively fixed total operating costs (including personnel costs for active crews and depreciation costs), income from operations in fiscal 1998 reflects the benefit of efficient production with steady demand through fiscal 1998.

       The Company's effective tax rate for fiscal 1998 is 36.4% as compared to 35.8% for fiscal 1997. These rates reflect the effects of federal and state income taxes over the periods reported.

FISCAL YEAR ENDED SEPTEMBER 30, 1997 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1996

       The Company's operating revenues increased 43.9% from $33,518,000 for fiscal 1996 to $48,227,000 for fiscal 1997. The increase in revenues is primarily due to increased capacity and improved efficiency resulting from fiscal 1996 capital expenditures. The fiscal 1996 capital expenditures consisted of the addition of a fifth crew in the third quarter combined with additional channel capacity of the existing crews and additional vibrator energy source units. During the fourth quarter of fiscal 1997, the Company placed a sixth crew into service.

       Operating expense increased 35.9% in 1997 as compared to 1996 as a result of adding a fifth 3-D seismic crew in fiscal 1996, as well as increased personnel and other expenses associated with equipment additions and technological upgrades made primarily during the third quarter of fiscal 1996.

       General and administrative expenses for fiscal 1997 totaled $1,477,000, an increase of $178,000 from fiscal 1996. The increase for fiscal year 1997 was primarily due to timing adjustments of certain expenses. General and administrative expenses totaled 3.1% of operating revenues for fiscal 1997 versus 3.9% for fiscal 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

       Total operating costs for fiscal 1997 totaled $41,091,000, an increase of 33.1% over fiscal 1996 due to the factors described above. Income from operations in fiscal 1997 increased to $7,136,000, 14.8% of revenues, from $2,638,000, 7.9% of revenues, in fiscal 1996. As in fiscal 1998, this increase reflects the Company's operating expenses being relatively fixed as compared to revenue trends.

       Interest is paid monthly at prime rates on the principal of the term notes described below in "Liquidity and Capital Resources -- Loan Agreement".

       The Company's effective tax rate for 1997 is 35.8% as compared to 32.0% for 1996. These rates reflect the effects of federal and state income taxes over the periods reported.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

       Net cash provided by operating activities increased to $11,307,000 in fiscal 1998 as compared to $10,335,000 in fiscal 1997. The net increase is due to the 45% increase in net income in fiscal 1998 from fiscal 1997, the increase in depreciation, and fluctuations in working capital components. The increase in accounts receivable reflects increased activity, and accounts receivable are considered collectible.

       Net cash used in investing activities increased to $22,210,000 from $11,079,000 resulting from increased capital expenditures in fiscal 1998 as compared to fiscal 1997. In addition the Company invested certain proceeds from the November 1997 public offering in U.S. Treasury instruments.

       The cash flows provided by financing activities for fiscal 1998 represent the net of the offering proceeds reduced by the retirement of debt.

Capital Expenditures

       The Company continually strives to supply market demand with technologically advanced 3-D data acquisition recording systems and leading edge data processing capabilities. In April of 1998 the Company announced the purchase of a 3,100-channel Input/Output System Two Remote System Recorder to replace the Halliburton MDS-18X recording system. The approximate cost of the new system was $5,000,000. Capital expenditures in fiscal 1998 include the new system as well as additions and replacements of cables and geophones, vehicles, other data acquisition peripheral equipment, seismic data processing hardware and software, and leasehold improvements for the move of its corporate office. Depreciation has increased as a new crew has been placed into service each year for the past several years. Capital expenditures for fiscal 1999 are expected to be minimal in response to the anticipated reduced demand for the Company's services.

Loan Agreement

       The Company is a party to a loan agreement, as amended (the "Loan Agreement"), with Norwest Bank Texas, N.A. ("Norwest"). The Loan Agreement consists of (1) a revolving line of credit of $6,000,000 which matures April 15, 1999, (2) a term note in the aggregate principal amount of $6,000,000 bearing interest at Norwest's prime rate and which matures on March 15, 2003 and (3) a term note in the aggregate principal amount of $5,000,000 bearing interest at the prime rate as published in The Wall Street Journal and which matures on April 15, 2003. The notes are secured by eligible accounts receivable and equipment purchased from the loan proceeds.

       On November 25, 1997, the Company repaid all outstanding principal and interest on the two Term Promissory Notes, which have no reborrowing capacity. The Company has not utilized the revolving line of credit.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Capital Resources

       The Company believes that its capital resources, including its short-term investments, the availability of bank borrowings, and cash flow from operations, are adequate to meet its current operational needs and finance capital needs as determined by market demand and technological developments.

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

YEAR 2000

       The Company utilizes software and technologies throughout its operations that may be vulnerable to the date change in the year 2000. Identification, assessment, and in some cases, replacement of equipment that may be affected by the year 2000 is underway. Software controlled by the Company, including its propriety seismic processing package, has been tested successfully. Replacements and upgrades have not been accelerated by the year 2000 issue and do not represent costs in addition to normal operating expenditures. The Company has begun communications with its significant suppliers to determine if those parties have appropriate plans to remedy year 2000 issues when their systems interface with the Company's systems or may otherwise impact the operations of the Company. However, there can be no guarantee that the systems of other companies, on which the Company's systems rely, will be timely converted or that a failure to convert by another company or a conversion that is incompatible with the Company's systems would not have a material adverse effect on the Company. To date, the Company has spent approximately $20,000 primarily in the assessment of and testing for year 2000 compliance. Assessment will continue throughout fiscal 1999, with an additional estimated cost of $30,000. Although the Company is not aware of any material operational issues, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000. A potential source of risk includes, but is not limited to, the inability of principal suppliers to be year 2000 compliant, which could result in an interruption of the Company's services. The Company currently does not have a formal contingency plan. If unforeseen problems are encountered that relate to the year 2000, possible solutions will be evaluated and the most efficient will be enacted.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued FAS No. 130, "Reporting Comprehensive Income". FAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS No. 130 is effective for interim and annual periods beginning after December 15, 1997. The Company plans to adopt FAS No. 130 for the period ended December 31, 1999.

FORWARD LOOKING STATEMENTS

       This report may contain certain forward-looking information regarding the Company, including projections, estimates, forecasts, plans and objectives. Although management believes that all such statements are based upon reasonable assumptions, no assurance can be given that the actual results will not differ materially from those contained in such forward-looking statements.

                          INDEPENDENT AUDITORS' REPORT


[KPMG LOGO] Peat Marwick LLP

The Board of Directors and Stockholders
Dawson Geophysical Company:

       We have audited the accompanying balance sheets of Dawson Geophysical Company as of September 30, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson Geophysical Company as of September 30, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick LLP

Midland, Texas
October 30, 1998

                                 BALANCE SHEETS



    September 30, 1998 and 1997

                                                            1998              1997
    ASSETS
--------------------------------------------------------------------------------------
    Current assets:
        Cash and cash equivalents                       $  5,745,000      $  4,774,000
        Short-term investments                             6,515,000         3,968,000
        Accounts receivable                               11,821,000         8,724,000
        Income taxes receivable                            1,050,000                --
        Prepaid expenses                                     416,000           288,000
--------------------------------------------------------------------------------------
            Total current assets                          25,547,000        17,754,000
--------------------------------------------------------------------------------------
    Property, plant and equipment                         73,584,000        63,267,000
        Less accumulated depreciation                    (27,672,000)      (27,460,000)
--------------------------------------------------------------------------------------
          Net property, plant and equipment               45,912,000        35,807,000
--------------------------------------------------------------------------------------
                                                        $ 71,459,000      $ 53,561,000
======================================================================================

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
        Current maturities of long-term debt            $         --      $  1,690,000
        Accounts payable                                   1,766,000         3,956,000
    Accrued liabilities:
        Payroll costs and other taxes                        635,000           566,000
        Other                                                810,000           494,000
--------------------------------------------------------------------------------------
            Total current liabilities                      3,211,000         6,706,000
--------------------------------------------------------------------------------------

    Long-term debt, less current maturities                       --         7,893,000
    Deferred income taxes                                  2,606,000         1,417,000

    Stockholders' equity:
        Preferred stock--par value $1.00 per share;
          5,000,000 shares authorized, none outstanding           --                --
        Common stock - par value $.33 1/3 per share;
          10,000,000 shares authorized, 5,361,000
          and 4,199,250 shares issued and outstanding
          in 1998 and 1997, respectively                   1,787,000         1,400,000
        Additional paid-in capital                        38,256,000        17,174,000
        Retained earnings                                 25,599,000        18,971,000
--------------------------------------------------------------------------------------
            Total stockholders' equity                    65,642,000        37,545,000
--------------------------------------------------------------------------------------
    Contingencies (see note 11)
                                                        $ 71,459,000      $ 53,561,000
======================================================================================


See accompanying notes to the financial statements.

                             STATEMENTS OF OPERATIONS

    Years Ended September 30, 1998, 1997 and 1996

                                                       1998              1997              1996
--------------------------------------------------------------------------------------------------
Operating revenues                                $ 61,400,000      $ 48,227,000      $ 33,518,000
Operating costs:
   Operating expenses                               40,326,000        32,293,000        23,763,000
   General and administrative                        1,931,000         1,477,000         1,299,000
   Depreciation                                      9,472,000         7,321,000         5,818,000
--------------------------------------------------------------------------------------------------
                                                    51,729,000        41,091,000        30,880,000
--------------------------------------------------------------------------------------------------

Income from operations                               9,671,000         7,136,000         2,638,000

Other income (expense):
   Interest income                                     720,000           260,000           253,000
   Interest expense                                   (125,000)         (486,000)         (144,000)
   Gain on disposal of assets                          134,000           196,000            11,000
   Other                                                25,000            10,000             2,000
--------------------------------------------------------------------------------------------------

Income before income tax                            10,425,000         7,116,000         2,760,000

Income tax expense:
   Current                                           2,607,000         1,738,000           599,000
   Deferred                                          1,190,000           808,000           273,000
--------------------------------------------------------------------------------------------------
                                                     3,797,000         2,546,000           872,000
--------------------------------------------------------------------------------------------------

Net income                                        $  6,628,000      $  4,570,000      $  1,888,000
==================================================================================================

Net income per common share                       $       1.27      $       1.09      $        .45
==================================================================================================
Net income per common share-assuming dilution     $       1.27      $       1.08      $        .45
==================================================================================================
Weighted average equivalent common
   shares outstanding                                5,205,926         4,182,882         4,153,125
==================================================================================================
Weighted average equivalent common
   shares outstanding-assuming dilution              5,232,007         4,212,419         4,187,688
==================================================================================================


See accompanying notes to the financial statements.

                            STATEMENTS OF CASH FLOWS

    Years Ended September 30, 1998, 1997 and 1996

                                                       1998              1997              1996
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                       $  6,628,000      $  4,570,000      $  1,888,000
Adjustments to reconcile net income to
  net cash provided by operating activities:
     Depreciation                                     9,472,000         7,321,000         5,818,000
     Gain on disposal of assets                        (134,000)         (196,000)          (11,000)
     Non-cash interest income                           (31,000)          (63,000)         (101,000)
     Deferred income taxes                            1,190,000           808,000           273,000
     Other                                              262,000            91,000                --
Change in current assets and liabilities:
     Increase in accounts receivable                 (3,097,000)       (2,563,000)       (1,153,000)
     Decrease (increase) in prepaid expenses           (128,000)         (140,000)           72,000
     Decrease (increase) in income
        taxes receivable                             (1,050,000)          193,000           (67,000)
     Decrease in accounts payable                    (2,190,000)          (42,000)         (222,000)
     Increase in accrued liabilities                    385,000           267,000           235,000
     Increase in income taxes payable                        --            89,000                --
---------------------------------------------------------------------------------------------------
Net cash provided by operating activities            11,307,000        10,335,000         6,732,000
---------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Proceeds from disposal of assets                   287,000           340,000            33,000
     Capital expenditures                           (19,959,000)       (8,528,000)      (15,597,000)
     Proceeds from sale of short-
        term investments                              5,993,000           742,000         2,884,000
     Proceeds from maturity of short-
        term investments                              9,000,000           750,000         2,100,000
     Investment in short-term investments           (17,531,000)       (4,383,000)       (2,096,000)
---------------------------------------------------------------------------------------------------
Net cash used in investing activities               (22,210,000)      (11,079,000)      (12,676,000)
---------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Principal payments on debt                      (9,583,000)         (927,000)         (286,000)
     Proceeds from debt                                      --         4,795,000         6,000,000
     Issuance of common stock                        21,371,000                --                --
     Proceeds from exercise of stock options             86,000           157,000            52,000
---------------------------------------------------------------------------------------------------
Net cash provided by financing activities            11,874,000         4,025,000         5,766,000
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                      971,000         3,281,000          (178,000)
Cash and cash equivalents at beginning of year        4,774,000         1,493,000         1,671,000
---------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $  5,745,000      $  4,774,000      $  1,493,000
===================================================================================================


    See accompanying notes to the financial statements.

                        STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Net
                                  Common Stock                            Unrealized
                            ----------------------       Additional         Loss on
                              Number                       Paid-in        Short-term        Retained
                            of Shares       Amount         Capital        Investments       Earnings         Total
----------------------------------------------------------------------------------------------------------------------
Balance,
   October 1, 1995          4,149,050     $ 1,383,000     $16,973,000     $   (13,000)     $12,513,000     $30,856,000
Exercise of stock
   options                     12,500           4,000          48,000              --               --          52,000
Net unrealized gain
   on short-term
   investments                     --              --              --           8,000               --           8,000
Net income                         --              --              --              --        1,888,000       1,888,000
----------------------------------------------------------------------------------------------------------------------
Balance,
   September 30, 1996       4,161,550       1,387,000      17,021,000          (5,000)      14,401,000      32,804,000
Issuance of common
   stock                        1,200           1,000           8,000              --               --           9,000
Exercise of stock
   options                     36,500          12,000         145,000              --               --         157,000
Net unrealized gain
   on short-term
   investments                     --              --              --           5,000               --           5,000
Net income                         --              --              --              --        4,570,000       4,570,000
----------------------------------------------------------------------------------------------------------------------
Balance,
   September 30, 1997       4,199,250       1,400,000      17,174,000              --       18,971,000      37,545,000
Issuance of common
   stock                    1,151,100         384,000      20,999,000              --               --      21,383,000
Exercise of stock
   options                     10,650           3,000          83,000              --               --          86,000
Net income                         --              --              --              --        6,628,000       6,628,000
----------------------------------------------------------------------------------------------------------------------
Balance,
   September 30, 1998       5,361,000     $ 1,787,000     $38,256,000     $        --      $25,599,000     $65,642,000
======================================================================================================================


See accompanying notes to the financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

       Dawson Geophysical Company (the "Company"), which was incorporated in Texas in 1952, has been listed and traded on the NASDAQ National Market System ("NMS") under the symbol "DWSN" since 1981.

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

Short-Term Investments

       The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). In accordance with Statement 115, the Company has classified its investment portfolio, consisting of U.S. Treasury securities, as "available-for-sale" and records the net unrealized holding gains and losses as a separate component of stockholders' equity. The cost of marketable securities sold is based on the specific identification method.

Concentrations of Credit Risk

       Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable and short-term investments. The Company's sales are to customers whose activities relate to oil and gas exploration and production. However, accounts receivable are well diversified among many customers, and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. The Company generally extends unsecured credit to these customers; therefore, collection of receivables may be affected by the economy surrounding the oil and gas industry. However, the Company closely monitors extensions of credit and has not experienced significant credit losses in recent years. The Company invests primarily in U.S. Treasury Securities which are a low risk investment.

Property, Plant and Equipment

       Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.

Impairment of Long-Lived Assets

       The Company accounts for its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121) which requires companies to assess their long-lived assets for impairment. Statement 121 requires companies to review for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. No provision was recorded in the Statement of Operations for the years ended September 30, 1998, 1997 and 1996.

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

Net Income (Loss) per Common Share

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (Statement 128). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and when appropriate, restated to conform to the Statement 128 requirements.

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

2. SHORT-TERM INVESTMENTS

     Investment in securities, consisting entirely of U. S. Treasury Securities, had a cost and market value of approximately $6,515,000 at September 30, 1998 and $3,968,000 at September 30, 1997.

     Short-term investments held at September 30, 1998, consisting of U.S. Treasury securities, have contractual maturities from December 1998 through September 1999.

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, together with annual depreciation rates, consist of the following:


                                              September 30
                                     ----------------------------
                                         1998             1997             Rates
----------------------------------------------------------------------------------------
Land, building and improvements      $ 2,545,000      $ 2,056,000      3 to 12.5 percent
Machinery and equipment               70,249,000       58,811,000      10 to 20 percent
Equipment in process (a)                 790,000        2,400,000             --
----------------------------------------------------------------------------------------
                                     $73,584,000      $63,267,000             --
                                     ============================

-------------------

(a) Equipment in process has not been placed into service and accordingly has not been subject to depreciation.

4. SHORT-TERM AND LONG-TERM DEBT

       In April 1997, the Company entered into a loan agreement, as amended (the "Loan Agreement"), with Norwest Bank Texas, N.A. ("Norwest"). The Loan Agreement consists of (1) a revolving line of credit of $6,000,000 which matures on April 15, 1999, (2) a term note in the aggregate principal amount of $6,000,000 bearing interest at Norwest's prime rate and which matures on March 15, 2003 and
(3) a term note in the aggregate principal amount of $5,000,000 bearing interest at the prime rate as published in The Wall Street Journal and which matures on April 15, 2003. The notes are secured by eligible accounts receivable and equipment purchased from loan proceeds.

       On November 25, 1997, the Company repaid all outstanding principal and interest on the two Term Promissory Notes which have no reborrowing capacity. The Company has not utilized the revolving line of credit.

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

       The transactions under the 1991 Plan are summarized as follows:


                                           Option           Number of
                                      Price Per Share    Optioned Shares
------------------------------------------------------------------------
Balance as of September 30, 1996       $4.25 to 11.25        100,250
       Granted                             $24.125            30,000
       Exercised                       $4.25 to 8.875        (36,500)
       Cancelled or expired                $4.25              (4,000)
------------------------------------------------------------------------
Balance as of September 30, 1997      $7.25 to $24.125        89,750
       Exercised                      $7.25 to $8.875        (10,650)
       Cancelled or expired           $8.875 to $11.25       (27,100)
------------------------------------------------------------------------
Balance as of September 30, 1998      $7.25 to $24.125        52,000
========================================================================

       Options for 24,000, 47,500 and 73,000 shares were exercisable as of September 30, 1998, 1997 and 1996, respectively.

       Outstanding options at September 30, 1998 expire between January 1999 and September 2002.

       Options for 30,000 shares were granted in fiscal year 1997 and none were granted in 1998. The expected life of the options granted is five years. The weighted average fair value of options granted during 1997 is $10.64. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model.

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

       No compensation expense has been recorded in 1997 for the Company's stock options under the intrinsic value method. Had compensation cost for the 1991 Plan been determined based on the fair value at the grant dates for awards made after September 30, 1995 under the 1991 Plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                           Year Ended
                                       September 30, 1997
---------------------------------------------------------
Net income                 As reported      $4,570,000
                           Pro forma        $4,352,000
---------------------------------------------------------
Earnings per share         As reported      $     1.09
                           Pro forma        $     1.04
---------------------------------------------------------

       Under the provisions of Statement No. 123, the pro forma disclosures above indicate only the effects of stock options granted by the Company subsequent to September 30, 1995. During this initial phase-in period, the pro forma disclosures as required by Statement No. 123 are not representative of the effects on reported net income for future years as options vest over several years.

6. EMPLOYEE STOCK PURCHASE PLAN

       The Company has an employee stock purchase plan to invest in the Company's common stock for the benefit of eligible employees. Participants are entitled to contribute a percentage, not to exceed 5%, of their bi-weekly salary to the plan. On a bi-weekly basis, the Company matches the participants' contributions and directs the purchase of shares of the Company's common stock. There are no vesting requirements for the participants. The Company contributed $254,582, $217,723 and $198,863 to the plan during 1998, 1997 and 1996, respectively.

7. INCOME TAXES

       Income tax expense (benefit) attributable to income before extraordinary item consists of:

                                     Year Ended September 30,
                             ----------------------------------------
                                1998            1997          1996
                             ----------------------------------------
Current:
       U.S. federal          $2,349,000      $1,585,000      $596,000
       State                    258,000         153,000         3,000
---------------------------------------------------------------------
                              2,607,000       1,738,000       599,000
Deferred: U. S. Federal       1,190,000         808,000       273,000
---------------------------------------------------------------------
       Total                 $3,797,000      $2,546,000      $872,000
=====================================================================

       Income tax expense varies from the amount computed by multiplying income before taxes by the statutory income tax rate. The reason for these differences and the related tax effects are as follows:

                                                       Year Ended September 30,
                                               -----------------------------------------
                                                  1998            1997           1996
----------------------------------------------------------------------------------------
Expense computed at statutory rates            $3,545,000      $2,420,000      $ 938,000
----------------------------------------------------------------------------------------
Effect of:
       State income taxes, net of federal
         income tax benefit                       170,000         101,000         10,000
       Other                                       82,000          25,000        (76,000)
----------------------------------------------------------------------------------------
Income tax expense                             $3,797,000      $2,546,000      $ 872,000
----------------------------------------------------------------------------------------

       The net deferred tax liability as of September 30, 1998 is the result of tax depreciation in excess of book depreciation by $8,208,000, offset by an AMT credit carryforward of $184,000.

       A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

8. STATEMENT OF CASH FLOWS

       The Company paid current and estimated tax payments of $3,533,000, $1,553,000 and $619,000 in 1998, 1997 and 1996, respectively. Payments of interest were $125,000, $486,000 and $144,000 in 1998, 1997 and 1996, respectively.

9. MAJOR CUSTOMERS

       The Company operates in only one business segment, contract seismic data acquisition and processing services. During each of 1998 and 1996, sales to only one customer, which was not the same customer each year, exceeded 10% of operating revenue. The percentage of sales to these customers in 1998 and 1996 were 16.7% and 11.02%, respectively. During 1997, sales to no customers exceeded 10% of operating revenue.

10. EQUITY OFFERING

       During the first quarter of fiscal 1997, the Company completed a public offering of 1,150,000 shares with net proceeds of approximately $21,371,000 used to acquire seismic equipment, retire debt and create working capital funds for general corporate purposes.

11. CONTINGENCIES

        The Company is a defendant in two lawsuits pending in the 112th and 83rd District Courts of Pecos County, Texas (respectively, Cause No. 8812, Ernestine Bernal, et al. vs. Javier Antonio Orona, et al.; and Cause No. P5565-83-CV, Carla Jaquez, et al. vs. Javier Antonio Orona, et al.) relating to a July 1995 accident involving a van owned by the Company which was used to transport employees to various job sites and a non-Company owned vehicle. The accident resulted in the deaths of four Company employees who were passengers in such van. The Company is one of several named defendants in such suits. Other named defendants include the estate of the deceased driver of such van, who was an employee of the Company, the driver of such non-Company owned vehicle, who was then an employee of the Company, the owner of such vehicle, and Ford Motor Company, the manufacturer of the Company van involved in such accident. In general, the claims against the Company include allegations of negligence, gross negligence and/or intentional tort as a result of, among other things, the Company's alleged failure to provide safe transportation for its employees and to properly select, train and supervise the deceased driver of such van. The plaintiffs in such suits are seeking actual damages from the defendants of $15.5 million, additional unspecified actual damages, pre-judgment and post-judgment interest and costs of suit as well as exemplary and punitive damages in an amount not to exceed four times the amount of actual damages. The Company believes that it has meritorious defenses to the claims asserted against it in such suits and it intends to continue to vigorously defend itself against such claims. In addition, the Company believes that it has approximately $11 million of liability insurance coverage to provide against an unfavorable outcome. Such suits are currently in the discovery stage and the Company currently has pending before the court a motion for summary judgment in Cause No. 8812 requesting that the Company be dismissed from such suit based upon various legal theories. Such motion has not yet been heard by the court. A trial date of Februray 22, 1999 has been set for these cases. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover the damages, if any, which may be assessed against the Company in such suits. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse affect on the Company's financial condition, results of operations and liquidity.

       The Company is party to other legal actions arising in the ordinary course of its business, none of which management believes will result in a material adverse effect on the Company's financial position or results of operation, as the Company believes it is adequately insured.

       On February 18, 1998 the Company entered into a five-year, non-cancellable operating lease for office space. Future minimum lease commitments under the lease at September 30, 1998 are as follows:


                           1999           $142,716
                           2000           $142,716
                           2001           $142,716
                           2002           $142,716
                           2003           $107,037

       Rent expense for this lease totaled $23,931 for the year ended September 30, 1998.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  Quarter Ended
--------------------------------------------------------------------------------------------------------
                                        December 31       March 31           June 31      September 30
--------------------------------------------------------------------------------------------------------
1998:
  Operating revenues                      $13,787,000      $13,557,000      $18,647,000      $15,409,000
  Income from operations                  $ 2,101,000      $ 1,022,000      $ 4,515,000      $ 2,033,000
  Net income                              $ 1,483,000      $   817,000      $ 3,087,000      $ 1,241,000
  Net income per common share             $       .31      $       .15      $       .58      $       .23
  Net income per common share --
    assuming dilution                     $       .31      $       .15      $       .57      $       .23
1997:
  Operating revenues                      $10,063,000      $11,721,000      $12,520,000      $13,923,000
  Income from operations                  $ 1,078,000      $ 1,566,000      $ 2,322,000      $ 2,180,000
  Net income                              $   657,000      $ 1,090,000      $ 1,501,000      $ 1,322,000
  Net Income per common share --          $       .16      $       .26      $       .36      $       .31
