Form 10-K405, Exhibit 13
period 1999-09-30
DAWSON GEOPHYSICAL CO
filed 1999-12-08
CIK 351231

                                                                      EXHIBIT 13

INVESTOR INFORMATION

CORPORATE OFFICES
508 West Wall, Suite 800
Midland, Texas 79701-5010
915/684-3000 Phone
915/684-3030 Fax
info@dawson3d.com Email
http://www.dawson3d.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held January 25, 2000, at 10:00 a.m. at The Petroleum Club of Midland,
501 West Wall,
Midland,Texas 79701.

10-K AVAILABLE
A copy of Form 10-K, as filed with the
Securities and Exchange Commission, may be obtained by contacting the Corporate Secretary at the corporate offices listed above.

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services
Dallas, Texas

STOCK EXCHANGE LISTING
Nasdaq National Market System
Symbol:  DWSN

INDEPENDENT PUBLIC ACCOUNTANTS
KPMG LLP
Midland, Texas

DIRECTORS
Paul H. Brown
Sugar Land, Texas
Management Consultant

Calvin J. Clements
Lubbock, Texas
Retired Vice President of
the Company

L. Decker Dawson
Midland, Texas
President of the Company

Floyd B. Graham
Midland, Texas
Retired Executive Vice President
of the Company

Matthew P. Murphy
Midland, Texas
Retired Banking Executive

Howell W. Pardue
Midland, Texas
Executive Vice President of
the Company

Tim C. Thompson
Midland, Texas
Management Consultant

OFFICERS
L. Decker Dawson
President

Howell W. Pardue
Executive Vice President

Christina W. Hagan
Vice President,
Chief Financial Officer

Edward L. Huff
Vice President

Stephen C. Jumper
Vice President

C. Ray Tobias
Vice President

Paula W. Henry
Secretary

COMMON STOCK INFORMATION

The Company's common stock trades on The Nasdaq Stock Market(R) under the symbol DWSN. The table below represents the high and low sales prices for the period shown.


   Quarter Ended                    High            Low
   -------------                  -------         -------

December 31, 1997                 $27.375         $ 14.00
March 31, 1998                    $18.875         $11.563
June 30, 1998                     $ 19.75         $ 14.50
September 30, 1998                $ 19.50         $ 11.50

December 31, 1998                 $11.875         $ 6.625
March 31, 1999                    $  9.25         $ 6.063
June 30, 1999                     $10.875         $  7.50
September 30, 1999                $12.438         $ 9.125


As of November 26, 1999, the Company had 278 stockholders of record as reported by the Company's transfer agent.

CONTENTS


Financial Highlights ......................................................    1
From the President ........................................................    2
Weathering the Storm ......................................................    4
Delivering Superior Value .................................................    6
Excelling in Science ......................................................    8
Taking Comfort in the Future ..............................................   10
Management's Discussion and Analysis ......................................   12
Independent Auditors' Report ..............................................   15
Financial Statements ......................................................   16
Notes to Financial Statements .............................................   20
Common Stock Information ..................................................   28
Investor Information ......................................................   28


FINANCIAL HIGHLIGHTS


YEARS ENDED SEPTEMBER 30
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     1999        1998       1997       1996       1995
                                           --------    --------   --------   --------   --------

Operating revenues                         $ 24,198    $ 61,400   $ 48,227   $ 33,518   $ 28,188
Net income (loss)                          $ (6,430)   $  6,628   $  4,570   $  1,888   $  2,174
Net income (loss) per
    common share                           $  (1.19)   $   1.27   $   1.09   $    .45   $    .54
Weighted average equivalent
    common shares outstanding                 5,398       5,206      4,183      4,153      3,990
Total assets                               $ 61,418    $ 71,459   $ 53,561   $ 41,909   $ 32,342
Long term debt-less
    current maturities                     $     --    $     --   $  7,893   $  4,857   $     --
Stockholders' equity                       $ 59,468    $ 65,642   $ 37,545   $ 32,804   $ 30,856


                                   [PICTURE]

FROM THE PRESIDENT

Dear Shareholder:

         Fiscal years 1998 and 1999 set Company records. However, the distinction for 1999 was that of a 180-degree polarity reversal from 1998. Fiscal 1998: the best year in the Company's history. Fiscal 1999: the worst. This past year has been disastrous for the petroleum exploration industry due to abnormally low crude oil prices prevailing in late 1998 and early 1999. Although crude oil prices have regained their losses, much damage remains in the industry, particularly among the companies unable to service debt. Unfortunately, many of these companies were among the most aggressive explorers and users of geophysics.

         In dollar terms, your Company lost almost as much in 1999 as it earned in 1998. The primary problems are on the revenue side, down due to both reduced demand and geophysical industry price competition. Your Company's response has been, as always, to continue to provide our market with the highest quality operation attainable. Accordingly, we have retained essentially all our key technical, professional and support personnel in order to provide superior service, regardless of the economic environment. This approach has stood us well in prior downturns, recognizing that our people are our most valuable resource.

         As this goes to press, we are operating four of our six data acquisition crews, probably the highest current utilization rate in our industry. The downside is that contract fees are approximately one-half those of a year ago. Our aim is to press on as vigorously as ever and continue operating with positive cash flow. We intend not only to survive but to prosper by continuing to be the best at what we do.

         Our recent expansions have placed us at the top of the line in seismic exploration. We continue to add those hardware and software advances that add value to our products. Our outstanding people have earned for your Company an excellent reputation. Our clients know first hand of our dependable capabilities, the strengths we offer from the total vertical integration of our business, our high employee retention and lengths of service, and a long history of doing things right since 1952.

         I am confident of better days ahead. Natural gas is gaining prominence as a clean burning fuel for many expanded applications. Gas is, however, expensive to import. Plus, with many areas in the U.S. remaining virtually unexplored, along with the fact that most of the unexplored gas will be found at significant depths, it is logical to expect 3-D seismic technology will be instrumental in locating gas deposits. Therefore, it is also logical to expect that many of our long-time, loyal clients will figure prominently in the next generation of exploration and Dawson will receive their calls to pinpoint where to drill.

         We have not lost sight of the future of seismic technology as discussed elsewhere in this report, especially as it pertains to 4-D and 3-component (3-C) reservoir characterization. We have learned much from our association with and support of research conducted by Colorado School of Mines in an industry consortium. Moreover, we are well equipped for the necessary shear wave data acquisition required for 3-C surveys. Note: you may hear some call this process 9-C because nine sets of data are acquired in a 3-C survey.

         We are riding another wave of the future, the honing and upgrading of the 3-D seismic method, 3-D having achieved workhorse status for the foreseeable future. Your Company has been a leader in developing means of improving data quality while effecting significant cost reductions. Our recent random-source, random-receiver approach achieves these objectives in addition to being considerably more friendly to the environment.

         Oil and gas are totally consumed by their use. Their only replacement comes from exploration and development of new reserves. World wide consumption continues to increase at a much faster rate than that of discovery. Our civilization is virtually addicted to the comforts and conveniences of oil and gas-produced energy. The reflection seismograph, your Company's stock in trade, is a vital element in oil and gas exploration. Worried about the future? Not I.

         For the support we get from all concerned, shareholders, clients, employees and friends, I am exceedingly grateful.

Sincerely,
L. Decker Dawson

/s/ L. DECKER DAWSON
President
October 27, 1999


                                   [PICTURE]

WEATHERING THE STORM

All too often, when companies look for ways to cut costs, experienced employees are the first to go. It's no secret that for months the domestic oil industry has faced innumerable challenges posed by a glut of cheap foreign crude -- and over the past two years, 50,000 industry workers have lost their jobs in America. As a result, employers are less likely to be able to respond quickly and effectively when the industry rebounds.

Dawson Geophysical, however, has the strength, history and resources to survive the storm, maintaining state-of-the-art equipment and an experienced staff who are ready to go when a client needs quality data acquired and processed by quality professionals.

Regardless of the industry's economic status, Dawson will continue to place its confidence in its people, the asset the Company believes is vital to the creation of a superior product. "We are still in the people business," says L. Decker Dawson. "Anyone can spend millions on seismic equipment, but without the expertise to operate it, they will be totally helpless."

Since its inception in 1952, Dawson has earned a reputation for its expertise and service. Today, the Company remains committed to training, rewarding and earning the loyalty of its team of geophysical professionals. To deliver the most value for a client's geophysical dollar, Dawson believes it's crucial to have the experience of key people who understand the process by which 3-D seismic data are collected and processed.

                                   [PICTURE]

DELIVERING SUPERIOR VALUE

Since 1989, Dawson Geophysical has been offering clients the Dawson 3-D Total Package, a compilation of services that add value to the entire seismic data gathering process. This concept has been well-received and has helped expand Dawson's client base to include companies that are more oriented toward management, technology and financial issues than with data collection and processing.

The 3-D Total Package addresses all facets of the geophysical process: project management, survey design, permitting, surveying, field acquisition, data processing, as well as health, safety and environmental (HS&E) issues. Throughout this value-added process, Dawson not only performs the work but also helps its clients make the most efficient and cost-effective use of its services
- often saving those clients thousands of dollars per survey.

Dawson also incorporates its considerable expertise in its industry-recognized HS&E program. Daily and ongoing field safety briefings, environmental consciousness, nonstop equipment maintenance and other practical field procedures not only ensure the well-being of Company employees and equipment, but also help save time, increase efficiency and provide superior overall value to the client.

Today, major and intermediate-sized oil and gas companies rely on Dawson to provide technologically advanced data acquisition and processing services plus a comprehensive list of value-added services - the Dawson 3-D Total
Package.

                                   [PICTURE]

EXCELLING IN SCIENCE


Dawson has a long history of operations in the San Juan Basin of Northwest New Mexico and Southwest Colorado, as well as in its traditional Permian Basin areas of West Texas and New Mexico. In December 1998, Dawson completed two notable projects, further demonstrating its scientific expertise to the geophysical industry.

In the Delaware Basin of West Texas, Dawson is nearing completion of the largest single onshore 3-D data acquisition project in history. The 600 square-mile project, which spanned more than a year, will serve as a major exploration focal point for Dawson's client companies for their foreseeable futures.

The Company continued its support of research of shear wave technology. The project was conducted to determine migration of injected fluids in subsurface reservoirs following enhanced recovery efforts. The test succeeded in allowing project geophysicists to observe the reservoir in 3-D as well as in a fourth dimension: elapsed time, or 4-D.

The test proved Dawson's commitment to the development of shear wave technology. As a result of the experiment, the Company gained important insight on how to make the technology more effective in extracting additional oil from existing reservoirs.

While shear wave technology is a major enhancement to 3-D methods, it is now perceived in much the same way 3-D technology was in the 1980s. At the time, the industry knew it was practical, but it was also slow, meticulous and expensive. For shear wave applications to become as widespread and accepted on land as 3-D is today, the commodity price will have to be much higher and more predictable to justify the investment.

                                   [PICTURE]

TAKING COMFORT IN THE FUTURE


Today, 3-D remains the most cost-effective way to determine where, miles beneath the Earth's surface, geologists are most likely to find commercial quantities of oil and gas. As the domestic petroleum industry regains its health, Dawson crews will return to the field, using 3-D technology to help its clients find and produce more oil and gas from where it is already known to be located.

The Company estimates that at current rates, it will take nearly 40 years to re-survey the existing 2-D database in the Southwestern United States. What's more, by solid engineering estimates, there remains as much oil and gas below the earth today as has been produced since the beginning of the oil and gas industry.

Clearly, geophysics is a long-term investment. As exploration increases and data-gathering technologies are fine-tuned, Dawson will continue to be in demand for companies that want reliable, effective data. And despite today's low commodity prices, Dawson's unique differences - its people, equipment, financial strength and lack of debt - are precisely what has and will continue, to ensure the Company's survival through turbulent times.

Oil and gas are still some of the most valued commodities in the world, and the long-term outlook for the oil and gas industry remains optimistic. So does the Company's confidence. The success of the geophysical industry is a function of the value of the commodity. If oil and gas are worth looking for, Dawson Geophysical is still the best suited to do the looking.

                                   [PICTURE]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion should be read in conjunction with the Company's financial statements. In addition, in reviewing the Company's financial statements it should be noted that the Company's revenues directly relate to oil and gas exploration and production activity, and fluctuations in the Company's results of operations may occur due to weather, land use permitting and other factors. Declines in crude oil prices during the first six months of the Company's fiscal year have negatively impacted the profitability of our clients. This situation has negatively impacted the Company's revenues and earnings during the year.

FORWARD LOOKING STATEMENTS

         All statements other than statements of historical fact included in this report, including without limitation statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this report, words such as "anticipate", "believe", "estimate", "expect", "intend", and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to dependence upon energy industry spending, weather problems, inability to obtain land use permits, the volatility of oil and gas prices, and the availability of capital resources. Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph. The Company assumes no obligation to update any such forward-looking statements.

OVERVIEW

         The revenues of the Company continue to be severely impacted although crude oil and natural gas prices have recovered relative to earlier this year. Demand for the Company's services is expected to be related to crude oil and natural gas prices; however, the Company is prepared for some delay in demand for its services as its clients and potential clients recover from their losses. The Company has taken cost reduction measures in response to price competition and decreased demand for its services. In addition, the Company has initiated an allowance for doubtful accounts. In prior periods, uncollectable amounts had been immaterial. While the Company is pursuing collection of all accounts receivable, it recognizes that the reduction in crude oil and natural gas prices has had a negative effect on cash flow for many companies and therefore has made specific provision on accounts for which collection is significantly in doubt.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1998

         The Company's operating revenues decreased 60.6% from $61,400,000 to $24,198,000 in fiscal year 1999. Demand for the Company's services has been negatively impacted by low crude oil and natural gas prices. During the quarter ended December 31, 1998, the Company reduced the number of operating crews from six to three. The Company is currently operating four crews although for a brief period of time during the quarter ended June 30, 1999, the Company operated only one crew. In addition to the decrease in the number of operating crews, the decrease in revenues reflects severe price competition.

         Operating expenses decreased 45.5% in fiscal 1999 as compared to fiscal 1998 as a result of decreased demand for the Company's services. Additional cost reduction measures, such as employee layoffs and salary reductions, were implemented in January 1999. The Company has reduced the number of employees from 377 at September 30, 1998 to 260 at September 30, 1999. The Company has retained key field personnel in anticipation of increased demand.

         General and administrative expenses for fiscal 1999 totaled $2,390,000, an increase of $459,000 from fiscal 1998. The increase primarily consists of a provision for doubtful accounts of $300,000 recognized during September 30, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

         Depreciation for fiscal 1999 totaled $10,585,000, an increase of $1,113,000 from fiscal 1998. Depreciation increased as a result of capital expansion during fiscal 1998.

         Total operating costs for fiscal 1999 totaled $34,937,000, a decrease of 32.5% from fiscal 1998, due to the factors described above. The 60.6% decrease of revenues as compared to the 32.5% decrease of total operating costs for fiscal 1999 reflects the high proportion of relatively fixed total operating costs (including personnel costs of active crews and depreciation costs) inherent in the Company's business and fierce price competition in the bidding process for geophysical services.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1997

         The Company's operating revenues increased 27.3% to $61,400,000 in fiscal year 1998. The increase was due to the Company's added production capacity in response to demand for 3-D seismic services that was sustained through the fourth quarter of fiscal 1998. In May 1998, a 3,100-channel Input/Output System Two Remote System Recorder became productive. The Company increased capacity on each of its existing six crews by adding channels.

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

         Depreciation for fiscal 1998 totaled $9,472,000, an increase of 29.4% from fiscal 1997. Depreciation continues to increase as a result of capital expansion discussed below in "Liquidity and Capital Resources."

         Total operating costs for fiscal 1998 totaled $51,729,000, an increase of 25.9% over fiscal 1997, due to the factors described above. Income from operations in fiscal 1998 increased to $9,671,000, 15.8% of revenues, from $7,136,000, 14.8% of revenues in fiscal 1997. This increase is a direct result of the Company's operating expenses being relatively fixed as compared to revenue trends.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

         Net cash provided by operating activities of $6,429,000 in fiscal 1999 as compared to $11,307,000 in fiscal 1998 primarily reflects a negative swing of approximately $13 million from a net income in fiscal 1998 of $6,628,000 to a net loss in fiscal 1999 of $6,430,000 offset by decreases in accounts receivable. The decrease in deferred income taxes in fiscal 1999 is a result of the reversal of temporary differences due to depreciation offset by an alternative minimum tax credit carryforward generated.

         Net cash used in investing activities decreased to $7,181,000 from $22,210,000 resulting from significantly decreased capital expenditures in fiscal 1999 as compared to fiscal 1998. Approximately $6,000,000 of collected accounts receivable were invested in U.S. Treasury securities during fiscal 1999.

         The cash flows provided by financing activities for fiscal 1998 represent the net of the offering proceeds reduced by the retirement of debt.

Capital Expenditures

         The Company continually strives to supply market demand with technologically advanced 3-D data acquisition recording systems and leading edge data processing capabilities. Capital expenditures for fiscal 1999 are minimal in comparison to the capital expansion effort in fiscal 1998 and the five prior fiscal years. Depreciation has increased as a new crew, as well as additions and replacements of cables and geophones, vehicles, and other data acquisition peripheral equipment, has been placed into service each year for the past several years. The Company will maintain equipment in and out of service in anticipation of increased future demand of the Company's services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

Capital Resources

         The Company believes that its capital resources including its short-term investments and cash flow from operations are adequate to meet its current operational needs and finance capital needs as determined by market demand and technological developments.

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

YEAR 2000

         The Company utilizes software and technologies throughout its operations that may be vulnerable to the date change in the year 2000. Identification, assessment, and in some cases, replacement of equipment that may be affected by the year 2000 is underway. Remediation is expected to be complete by November 1, 1999 in those instances in which a problem has been identified. Software controlled by the Company, including its proprietary seismic processing package, has been tested successfully. Replacements and upgrades have not been accelerated by the year 2000 issue and do not represent costs in addition to normal operating expenditures. The Company has completed communications with its significant suppliers to determine if those parties have appropriate plans to remedy year 2000 issues when their systems interface with the Company's systems or may otherwise impact the operations of the Company. However, there can be no guarantee that the systems of other companies, on which the Company's systems rely, will be timely converted or that a failure to convert by another company or a conversion that is incompatible with the Company's systems would not have a material adverse effect on the Company. To date, the Company has spent approximately $30,000 primarily in the assessment of and testing for year 2000 compliance. Assessment will continue throughout the first quarter of fiscal 2000, with an additional estimated cost of $10,000. Although the Company is not aware of any material operational issues, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000. A potential source of risk includes, but is not limited to, the inability of principal suppliers to be year 2000 compliant, which could result in an interruption of the Company's services. The Company currently does not have a formal contingency plan. If unforeseen problems are encountered that relate to the year 2000, possible solutions will be evaluated and the most efficient will be enacted, such as converting to manual operations until the problems are remedied.

         The failure to correct a material year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations that could materially and adversely affect the Company's operations, liquidity and financial condition. Because of the uncertainty surrounding year 2000 issues, primarily those associated with third party suppliers, the Company is unable to determine at this time whether year 2000 failures will have a material impact on operations. However, the Company's remediation efforts are expected to reduce the risk of year 2000 issues significantly, particularly regarding the compliance and readiness of material vendors and suppliers. The Company believes that the timely completion of its remediation efforts will reduce the possibility of significant interruptions of normal business operations.

INDEPENDENT AUDITORS' REPORT

[KPMG LOGO]

The Board of Directors and Stockholders
Dawson Geophysical Company:


         We have audited the accompanying balance sheets of Dawson Geophysical Company as of September 30, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson Geophysical Company as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.


                                                       /s/ KPMG LLP



October 29, 1999

BALANCE SHEETS

September 30, 1999 and 1998



                                                                                      1999            1998
                                                                                 ------------    ------------

ASSETS
Current assets:
    Cash and cash equivalents                                                    $  4,993,000    $  5,745,000
    Short-term investments                                                         13,547,000       6,515,000
    Accounts receivable, net of allowance for doubtful accounts
       of $133,000 in 1999 and none in 1998                                         5,567,000      11,821,000
    Income taxes receivable                                                         1,668,000       1,050,000
    Prepaid expenses                                                                  466,000         416,000
                                                                                 ------------    ------------
          Total current assets                                                     26,241,000      25,547,000
                                                                                 ------------    ------------
Property, plant and equipment                                                      71,706,000      73,584,000
    Less accumulated depreciation                                                 (36,529,000)    (27,672,000)
                                                                                 ------------    ------------
          Net property, plant and equipment                                        35,177,000      45,912,000
                                                                                 ------------    ------------
                                                                                 $ 61,418,000    $ 71,459,000
                                                                                 ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                             $    778,000    $  1,766,000
    Accrued liabilities:
       Payroll costs and other taxes                                                  506,000         635,000
       Other                                                                           21,000         810,000
                                                                                 ------------    ------------
          Total current liabilities                                                 1,305,000       3,211,000
                                                                                 ------------    ------------
Deferred income taxes                                                                 645,000       2,606,000

Stockholders' equity:
    Preferred stock--par value $1.00 per share;
       5,000,000 shares authorized, none outstanding                                       --              --
    Common stock - par value $.33 1/3 per share;
       10,000,000 shares authorized, 5,406,794
       and 5,361,000 shares issued and outstanding
       in 1999 and 1998, respectively                                               1,802,000       1,787,000
    Additional paid-in capital                                                     38,497,000      38,256,000
    Retained earnings                                                              19,169,000      25,599,000
                                                                                 ------------    ------------
          Total stockholders' equity                                               59,468,000      65,642,000
                                                                                 ------------    ------------
Contingencies (see note 10)
                                                                                 $ 61,418,000    $ 71,459,000
                                                                                 ============    ============


See accompanying notes to the financial statements.

STATEMENTS OF OPERATIONS

Years Ended September 30, 1999, 1998 and 1997


                                                          1999            1998            1997
                                                     ------------    ------------    ------------

Operating revenues                                   $ 24,198,000    $ 61,400,000    $ 48,227,000

Operating costs:
         Operating expenses                            21,962,000      40,326,000      32,293,000
         General and administrative                     2,390,000       1,931,000       1,477,000
         Depreciation                                  10,585,000       9,472,000       7,321,000
                                                     ------------    ------------    ------------
                                                       34,937,000      51,729,000      41,091,000
                                                     ------------    ------------    ------------
Income (loss) from operations                         (10,739,000)      9,671,000       7,136,000

Other income (expense):
         Interest income                                  872,000         720,000         260,000
         Interest expense                                      --        (125,000)       (486,000)
         Gain (loss) on disposal of assets                 (5,000)        134,000         196,000
         Other                                             43,000          25,000          10,000
                                                     ------------    ------------    ------------
Income (loss) before income tax                        (9,829,000)     10,425,000       7,116,000

Income tax benefit (expense):
         Current                                        1,441,000      (2,607,000)     (1,738,000)
         Deferred                                       1,958,000      (1,190,000)       (808,000)
                                                     ------------    ------------    ------------
                                                        3,399,000      (3,797,000)     (2,546,000)
                                                     ------------    ------------    ------------
Net income (loss)                                    $ (6,430,000)   $  6,628,000    $  4,570,000
                                                     ============    ============    ============
Net income (loss) per common share                   $      (1.19)   $       1.27    $       1.09
                                                     ============    ============    ============
Net income (loss) per common share-
         assuming dilution                           $      (1.19)   $       1.27    $       1.08
                                                     ============    ============    ============
Weighted average equivalent common
         shares outstanding                             5,397,624       5,205,926       4,182,882
                                                     ============    ============    ============
Weighted average equivalent common
         shares outstanding-assuming dilution           5,397,624       5,232,007       4,212,419
                                                     ============    ============    ============




See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

Years Ended September 30, 1999, 1998 and 1997


                                                              1999            1998            1997
                                                          ------------    ------------    ------------

Cash flows from operating activities:
   Net income (loss)                                      $ (6,430,000)   $  6,628,000    $  4,570,000

Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation                                           10,585,000       9,472,000       7,321,000
     Loss (gain) on disposal of assets                           5,000        (134,000)       (196,000)
     Non-cash interest income                                  (32,000)        (31,000)        (63,000)
     Non-cash compensation                                     256,000              --              --
     Deferred income tax (benefit) expense                  (1,958,000)      1,190,000         808,000
     Other                                                     323,000         262,000          91,000

Change in current assets and liabilities:
     Decrease (increase) in accounts receivable              6,254,000      (3,097,000)     (2,563,000)
     Increase in prepaid expenses                              (50,000)       (128,000)       (140,000)
     Decrease (increase) in income taxes receivable           (618,000)     (1,050,000)        193,000
     Decrease in accounts payable                             (988,000)     (2,190,000)        (42,000)
     Increase (decrease) in accrued liabilities               (918,000)        385,000         267,000
     Increase in income taxes payable                               --              --          89,000
                                                          ------------    ------------    ------------
Net cash provided by operating activities                    6,429,000      11,307,000      10,335,000
                                                          ------------    ------------    ------------
Cash flows from investing activities:
     Proceeds from disposal of assets                           29,000         287,000         340,000
     Capital expenditures                                     (164,000)    (19,959,000)     (8,528,000)
     Proceeds from sale of short-
       term investments                                             --       5,993,000         742,000
     Proceeds from maturity of short-
       term investments                                      7,500,000       9,000,000         750,000
     Investment in short-term investments                  (14,546,000)    (17,531,000)     (4,383,000)
                                                          ------------    ------------    ------------
Net cash used in investing activities                       (7,181,000)    (22,210,000)    (11,079,000)
                                                          ------------    ------------    ------------
Cash flows from financing activities:
     Principal payments on debt                                     --      (9,583,000)       (927,000)
     Proceeds from debt                                             --              --       4,795,000
     Issuance of common stock                                       --      21,371,000              --
     Proceeds from exercise of stock options                        --          86,000         157,000
                                                          ------------    ------------    ------------
Net cash provided by financing activities                           --      11,874,000       4,025,000
                                                          ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents          (752,000)        971,000       3,281,000

Cash and cash equivalents at beginning of year               5,745,000       4,774,000       1,493,000
                                                          ------------    ------------    ------------
Cash and cash equivalents at end of year                  $  4,993,000    $  5,745,000    $  4,774,000
                                                          ============    ============    ============

See accompanying notes to the financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                   Net
                                     Common Stock                               Unrealized
                            -------------------------------     Additional       Loss on
                                Number                           Paid-in        Short-term          Retained
                              of Shares          Amount          Capital        Investments         Earnings            Total
                            --------------   --------------   --------------   --------------    --------------    --------------

Balance,
  September 30, 1996             4,161,550   $    1,387,000   $   17,021,000   $       (5,000)   $   14,401,000    $   32,804,000
Issuance of common
  stock                              1,200            1,000            8,000               --                --             9,000
Exercise of stock
  options                           36,500           12,000          145,000               --                --           157,000
Net unrealized gain
  on marketable
  securities                            --               --               --            5,000                --
                                                                                                                            5,000
Net income                              --               --               --               --         4,570,000         4,570,000
                            --------------   --------------   --------------   --------------    --------------    --------------
Balance,
  September 30, 1997             4,199,250        1,400,000       17,174,000               --        18,971,000        37,545,000
Issuance of common
  stock                          1,151,100          384,000       20,999,000               --                --        21,383,000
Exercise of stock
  options                           10,650            3,000           83,000               --                --            86,000
Net income                              --               --               --               --         6,628,000         6,628,000
                            --------------   --------------   --------------   --------------    --------------    --------------
Balance,
  September 30, 1998             5,361,000        1,787,000       38,256,000               --        25,599,000        65,642,000
Issuance of common
  stock as compensation             45,794           15,000          241,000               --                --           256,000
Net loss                                --               --               --               --        (6,430,000)       (6,430,000)
                            --------------   --------------   --------------   --------------    --------------    --------------
Balance,
  September 30, 1999             5,406,794   $    1,802,000   $   38,497,000   $           --    $   19,169,000    $   59,468,000
                            ==============   ==============   ==============   ==============    ==============    ==============




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

Short-Term Investments

         The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). In accordance with Statement 115, the Company has classified its investment portfolio consisting of U.S. Treasury Securities as "available-for-sale" and records the net unrealized holding gains and losses as accumulated comprehensive income in stockholders' equity. The cost of marketable securities sold is based on the specific identification method.

Fair Value of Financial Instruments

         The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value due to the short maturity of these instruments.

Concentrations of Credit Risk

         Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable and short-term investments. The Company's sales are to customers whose activities relate to oil and gas exploration and production. However, accounts receivable are well diversified among many customers, and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. The Company generally extends unsecured credit to these customers; therefore, collection of receivables may be affected by the economy surrounding the oil and gas industry. The Company closely monitors extensions of credit and has initiated an allowance for doubtful accounts in fiscal 1999 as a result of the downturn in oil prices which occurred during the year and negatively impacted the Company's clients. The Company invests primarily in U.S. Treasury Securities which are a low risk investment.

Property, Plant and Equipment

         Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.

Impairment of Long-Lived Assets

         The Company accounts for its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121) which requires companies to assess their long-lived assets for impairment. Statement 121 requires companies to review for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. No provision was recorded in the Statement of Operations for the years ended September 30, 1999, 1998 and 1997.

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

Stock-Based Compensation

         The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" (Statement 123). Statement 123 allows a company to adopt a fair value based method of accounting for a stock-based employee compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees" (APB No. 25). The Company has chosen to continue to account for stock-based compensation under APB No. 25 using the intrinsic value method.

2. SHORT-TERM INVESTMENTS

         Investment in securities, consisting entirely of U. S. Treasury Securities, had a cost and market value of approximately $13,547,000 at September 30, 1999 and $6,515,000 at September 30, 1998.

         Short-term investments held at September 30, 1999, consisting of U.S. Treasury Securities, have contractual maturities from December, 1999 through March, 2002. Securities that mature after September 30, 2000 are expected to be sold within one year and are properly classified as current assets.

3. PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment, together with annual depreciation rates, consist of the following:




                                                      September 30
                                           -------------------------------------------------------
                                                1999               1998                Rates
                                           --------------     --------------     -----------------

Land, building and improvements            $    2,545,000     $    2,545,000      3 to 12.5 percent
Machinery and equipment                        69,119,000         70,249,000       10 to 20 percent
Equipment in process(a)                            42,000            790,000             --
                                           --------------     --------------
                                           $   71,706,000     $   73,584,000
                                           ==============     ==============

----------

(a) Equipment in process has not been placed into service and accordingly has not been subject to depreciation.

         The office building previously occupied by the Company was placed for sale on April 1, 1999. In accordance with Statement 121, the building is carried at the lower of net basis or fair value less costs to sell.

4. STOCK OPTIONS

         The Company's 1991 Incentive Stock Option Plan, which extends the 1981 Plan, provides options to purchase 150,000 shares of authorized but unissued common stock of the Company. The option price is the market value of the Company's common stock at date of grant. Options are exercisable 25% annually from the date of the grant and the options expire five years from date of grant.

         The Company adopted the 2000 Incentive Stock Plan during fiscal 1999, which extends the 1991 Plan and provides options to purchase 500,000 shares of authorized but unissued common stock of the Company. In addition to the conditions described above regarding the 1991 Plan, the 2000 Plan provides that 50,000 of the 500,000 shares of authorized but unissued common stock may be awarded to officers, directors and employees of the Company for the purpose of additional compensation.

         The transactions under the Plans are summarized as follows:


                                            Weighted          Number of
                                          Average Price    Optioned Shares
                                          -------------    ---------------

Balance as of September 30, 1997           $      14.15         89,750
     Exercised                             $       8.11        (10,650)
     Cancelled or expired                  $       9.31        (27,100)
                                           ------------    -----------

Balance as of September 30, 1998           $      17.91         52,000
     Granted                               $       6.50        166,000
     Cancelled or expired                  $       7.25        (10,000)
                                           ------------    -----------

Balance as of September 30, 1999           $       9.32        208,000
                                           ------------    -----------

         Options for 27,000, 24,000 and 47,500 shares were exercisable with weighted average exercise prices of $18.40, $12.27 and $8.92 as of September 30, 1999, 1998 and 1997, respectively.

         Outstanding options at September 30, 1999 expire between January, 1999 and February, 2004 and have exercise prices ranging from $6.50 to $24.125.

         Options for 30,000 shares were granted in fiscal year 1997 and for 166,000 shares in fiscal 1999. The expected life of the options granted is five years. The weighted average fair value of options granted during 1997 and 1999 is $10.64 and $5.47, respectively. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model.

         The model assumed expected volatility of 120% and 42% and risk-free interest rate of 4.8% and 6.4% for grants in 1999 and 1997, respectively. As the Company has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of the Company's common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

         No compensation expense has been recorded for the Company's stock options under the intrinsic value method. Had compensation cost for the 1991 Plan and the 2000 Plan been determined based on the fair value at the grant dates for awards made after September 30, 1995 under the 1991 Plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                Year Ended             Year Ended
                                            September 30, 1999     September 30, 1997
                                            ------------------     ------------------

Net income               As reported         $   (6,430,000)        $  4,570,000
                         Pro forma           $   (6,510,000)        $  4,352,000
                                             --------------         ------------
Earnings per share
                         As reported         $        (1.19)        $       1.09
                         Pro forma           $        (1.21)        $       1.04
                                             --------------         ------------

         Under the provisions of Statement No. 123, the pro forma disclosures above indicate only the effects of stock options granted by the Company subsequent to September 30, 1995. During this initial phase-in period, the pro forma disclosures as required by Statement No. 123 are not representative of the effects on reported net income for future years as options vest over several years.

5. EMPLOYEE STOCK PURCHASE PLAN

         The Company has an employee stock purchase plan to invest in the Company's common stock for the benefit of eligible employees. Participants are entitled to contribute a percentage, not to exceed 5%, of their bi-weekly salary to the plan. On a bi-weekly basis, the Company matches the participants' contributions and directs the purchase of shares of the Company's common stock. There are no vesting requirements for the participants. The Company contributed $214,347, $254,582 and $217,723 to the plan during 1999, 1998 and 1997, respectively.

6. INCOME TAXES

         Income tax expense (benefit) attributable to income before extraordinary item consists of:


                                                          Year Ended September 30,
                                           ----------------------------------------------------
                                                1999               1998             1997
                                           ---------------    ---------------   ---------------

Current:
     U.S. federal                          $    (1,441,000)   $     2,349,000   $     1,585,000
     State                                              --            258,000           153,000
                                           ---------------    ---------------   ---------------
                                                (1,441,000)         2,607,000         1,738,000

Deferred: U. S. Federal                         (1,958,000)         1,190,000           808,000
                                           ---------------    ---------------   ---------------
Total                                      $    (3,399,000)   $     3,797,000   $     2,546,000
                                           ===============    ===============   ===============

         Income tax expense varies from the amount computed by multiplying income before taxes by the statutory income tax rate. The reason for these differences and the related tax effects are as follows:


                                                                                         Year Ended September 30,
                                                                                 ----------------------------------------
                                                                                     1999          1998          1997
                                                                                 -----------    -----------   -----------

Expense (benefit) computed at
     statutory rates                                                             $(3,342,000)   $ 3,545,000   $ 2,420,000
Effect of:
     State income taxes, net of federal
          income tax benefit                                                              --        170,000       101,000
     Other                                                                           (57,000)        82,000        25,000
                                                                                 -----------    -----------   -----------
Income tax expense (benefit)                                                     $(3,399,000)   $ 3,797,000   $ 2,546,000
                                                                                 ===========    ===========   ===========

         The net deferred tax liability as of September 30, 1999 is the result of tax depreciation in excess of book depreciation by $8,894,000, offset by book bad debt expense in excess of tax bad debt expense by $133,000 and an AMT credit carryforward of $2,333,071.

         A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

7. NET INCOME (LOSS) PER COMMON SHARE

         The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and when appropriate, restated to conform to the Statement 128 requirements.

         The following table sets forth the computation of basic and diluted net income per common share:


                                                                     1999             1998             1997
                                                                 -------------    -------------   -------------

Numerator:
     Net income (loss) and numerator for basic and diluted
          net income (loss) per common share-income
          available to common stockholders                       $  (6,430,000)   $   6,628,000   $   4,570,000
                                                                 =============    =============   =============
Denominator:
     Denominator for basic net income (loss) per common
          share-weighted average common shares                       5,397,624        5,205,926       4,182,882
     Effect of dilutive securities-employee stock options                   --           26,081          29,537
                                                                 -------------    -------------   -------------
     Denominator for diluted net income (loss) per common
          share-adjusted weighted average common shares
          and assumed conversions                                    5,397,624        5,232,007       4,212,419
                                                                 =============    =============   =============

Net income (loss) per common share                               $       (1.19)   $        1.27   $        1.09
                                                                 =============    =============   =============
Net income (loss) per common share-assuming dilution             $       (1.19)   $        1.27   $        1.08
                                                                 =============    =============   =============

         Employee stock options to purchase shares of common stock were outstanding during fiscal year 1999 but were not included in the computation of diluted net loss per share because either (i) the employee stock options' exercise price was greater than the average market price of the common stock of the Company, or (ii) the Company had a net loss from continuing operations and, therefore, the effect would be antidilutive.

8. STATEMENT OF CASH FLOWS

         The Company paid current and estimated tax payments of $3,533,000 and $1,553,000 in 1998 and 1997, respectively. Payments of interest were $125,000 and $486,000 in 1998 and 1997, respectively.

9. MAJOR CUSTOMERS

         The Company operates in only one business segment, contract seismic data acquisition and processing services. During each of 1999 and 1998, sales to only one customer, which was not the same customer each year, exceeded 10% of operating revenue. The percentage of sales to these customers in 1999 and 1998 were 30.9% and 16.7%, respectively. During 1997, sales to no customers exceeded 10% of operating revenue.

10. CONTINGENCIES

         The Company is a defendant in two lawsuits pending in the 112th and 83rd District Courts of Pecos County, Texas (respectively, Cause No. 8812, Ernestine Bernal, et al. vs. Javier Antonio Orona, et al.; and Cause No. P5565-83-CV, Carla Jaquez, et al. vs. Javier Antonio Orona, et al.) relating to a July 1995 accident involving a van owned by the Company which was used to transport employees to various job sites and a non-Company owned vehicle. The accident resulted in the deaths of four Company employees who were passengers in such van. The Company is one of several named defendants in such suits. Other named defendants include the estate of the deceased driver of such van, who was an employee of the Company, the driver of such non-Company owned vehicle, who was then an employee of the Company, the owner of such vehicle, and Ford Motor Company, the manufacturer of the Company van involved in such accident. In general, the claims against the Company include allegations of negligence, gross negligence and/or intentional tort as a result of, among other things, the Company's alleged failure to provide safe transportation for its employees and to properly select, train and supervise the deceased driver of such van. The plaintiffs in such suits are seeking actual damages from the defendants of $15.5 million, additional unspecified actual damages, pre-judgment and post-judgment interest and costs of suit as well as exemplary and punitive damages in an amount not to exceed four times the amount of actual damages. The Company believes that it has meritorious defenses to the claims asserted against it in such suits and it intends to continue to vigorously defend itself against such claims. In addition, the Company believes that it has approximately $11 million of liability insurance coverage to provide against an unfavorable outcome. The Court has heard a motion for summary judgment in both cases requesting that the Company be dismissed from such suit based upon various legal theories. Such motion has not yet been ruled on by the Court. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover the damages, if any, which may be assessed against the Company in such suits. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

         The Company is party to other legal actions arising in the ordinary course of its business, none of which management believes will result in a material adverse effect on the Company's financial position or results of operation, as the Company believes it is adequately insured.

         On February 18, 1998 the Company entered into a five year, non-cancellable operating lease for office space. Future minimum lease commitments under the lease at September 30, of each year are $142,716 through 2002, declining to $107,037 in 2003.

11. RIGHTS AGREEMENT

         On July 13, 1999, the Board of Directors of the Company authorized and declared a dividend to the holders of record on July 23, 1999 of one Right (a "Right") for each outstanding share of the Company's common stock. When exercisable, each Right will entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares") at an exercise price of $50.00 per Right. The rights are not currently exercisable and will become exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock or announces a tender offer or exchange offer, the consummating of which would result in attaining the triggering percentage. The Rights are subject to redemption by the Company for $.01 per Right at any time prior to the tenth day after the first public announcement of a triggering acquisition.

         If the Company is acquired in a merger or other business combination transaction after a person has acquired beneficial ownership of 20% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquired Company's shares of common stock having a market value of two times such price. In addition, if a person or group acquires beneficial ownership of 20% or more of the Company's common stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the Right's then current exercise price, a number of the Company's shares of common stock having a market value of two times the exercise price.

         Subsequent to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock and prior to the acquisition of beneficial ownership of 50% or more of the Company's common stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such acquiring person or group, which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one share of the Company's common stock (or one one-hundredth of a Preferred Share) per Right.

         The Rights dividend distribution was made on July 23, 1999, payable to shareholders of record at the close of business on that date. The Rights will expire on July 23, 2009.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                              Quarter Ended
                                   ------------------------------------------------------------------
                                    December 31        March 31          June 31         September 30
                                   ------------      ------------      ------------      ------------

Fiscal 1999:
     Operating revenues            $  8,018,000      $  6,053,000      $  4,575,000      $  5,552,000
     Loss from operations          $ (1,672,000)     $ (2,447,000)     $ (3,091,000)     $ (3,529,000)
     Net loss                      $   (974,000)     $ (1,461,000)     $ (1,890,000)     $ (2,105,000)
     Net loss per common share     $       (.18)     $       (.27)     $       (.35)     $       (.39)
     Net loss per common share
          assuming dilution        $       (.18)     $       (.27)     $       (.35)     $       (.39)

Fiscal 1998:
Operating revenues                 $ 13,787,000      $ 13,557,000      $ 18,647,000      $ 15,409,000
     Income from operations        $  2,101,000      $  1,022,000      $  4,515,000      $  2,033,000
     Net income                    $  1,483,000      $    817,000      $  3,087,000      $  1,241,000
     Net income per common share   $        .31      $        .15      $        .58      $        .23
     Net income per common share
          assuming dilution        $        .31      $        .15      $        .57      $        .23
