Form 10-K405, Exhibit 13
period 2000-09-30
DAWSON GEOPHYSICAL CO
filed 2000-12-11
CIK 351231

                                                                    EXHIBIT 13

Investor Information

CORPORATE OFFICES                            DIRECTORS                                    OFFICERS
508 West Wall, Suite 800                     Paul H. Brown                                L. Decker Dawson
Midland, Texas 79701-5010                    Sugar Land, Texas                            President
915/684-3000 Phone                           Management Consultant
915/684-3030 Fax                                                                          Howell W. Pardue
info@dawson3d.com e-mail                     Calvis J. Clements                           Executive Vice President
http://www.dawson3d.com                      Lubbock, Texas
                                             Retired Vice President of the Company        Christina W. Hagan
ANNUAL MEETING                                                                            Vice President/Chief Financial Officer
The Annual Meeting of                        L. Decker Dawson
Shareholders will be                         Midland, Texas                               Edward L. Huff
held January 23, 2001, at                    President of the Company                     Vice President
10:00 a.m. at The Petroleum Club
of Midland, 501 West Wall,                   Matthew P. Murphy                            Stephen C. Jumper
Midland, Texas 79701                         Midland, Texas                               Vice President
                                             Retired Banking Executive
10-K AVAILABLE                                                                            C. Ray Tobias
A copy of Form 10-K, as filed                Howell W. Pardue                             Vice President
with the Securities and Exchange             Midland, Texas
Commission, may be obtained by               Executive Vice President of the Company      Paula G. Waldrop
contacting the Corporate Secretary                                                        Secretary
at the corporate offices listed above.       Tim C. Thompson
                                             Midland, Texas
REGISTRAR AND                                Management Consultant
TRANSFER AGENT
ChaseMellon Shareholder Services
Dallas, Texas

STOCK EXCHANGE LISTING
Nasdaq National Market System
Symbol:  DWSN

INDEPENDENT PUBLIC ACCOUNTANTS
KPMG LLP
Midland, Texas


COMMON STOCK INFORMATION

The Company's common stock trades on the Nasdaq Stock Market(R) under the symbol DWSN. The table below represents the high and low sales prices for the period shown.

           QUARTER ENDED              HIGH         LOW
           -------------              ----         ---
           DECEMBER 31, 1998        $11.875      $6.625
           MARCH 31, 1999           $ 9.250      $6.063
           JUNE 30, 1999            $10.875      $7.500
           SEPTEMBER 30, 1999       $12.438      $9.125
           DECEMBER 31, 1999        $10.313      $7.656
           MARCH 31, 2000           $10.813      $8.250
           JUNE 30, 2000            $11.750      $9.000
           SEPTEMBER 30, 2000       $11.625      $9.000

As of November 27, 2000, the Company had approximately 249 common stockholders of record as reported by the Company's transfer agent.

CONTENTS
Financial Highlights ......................      1
From the President ........................      2
Tribute to Floyd B. "Pete" Graham .........      6
Management's Discussion and Analysis ......      8
Independent Auditors' Report ..............     11
Financial Statements ......................     12
Notes to Financial Statements .............     16
Investor Information ......................     24
Common Stock Information ..................     24

FINANCIAL HIGHLIGHTS

Years Ended September 30
(in thousands, except per share amounts)          2000             1999             1998            1997            1996
----------------------------------------        --------         --------         --------        --------        --------
Operating revenues                              $ 18,469         $ 24,198         $ 61,400        $ 48,227        $ 33,518
Net income (loss)                               $(11,135)        $ (6,430)        $  6,628        $  4,570        $  1,888
Net income (loss) per common share              $  (2.05)        $  (1.19)        $   1.27        $   1.09        $    .45
Weighted average equivalent common
   shares outstanding                              5,425            5,398            5,206           4,183           4,153
Total assets                                    $ 49,781         $ 61,418         $ 71,459        $ 53,561        $ 41,909
Long term debt (less current maturities)        $     --         $     --         $     --        $  7,893        $  4,857
Stockholders' equity                            $ 48,468         $ 59,468         $ 65,642        $ 37,545        $ 32,804

[PHOTO]

"REVENUES IN THE SEPTEMBER QUARTER EXCEED THOSE OF THE JUNE QUARTER BY 143 PERCENT."

[PHOTO]

left-right;
Paula G. Waldrop
Corporate Secretary

L. Decker Dawson
President

Christina W. Hagan
Vice President/CFO

DEAR SHAREHOLDER:

     We are pleased to report the turn-around in the activity of your Company that occurred in the fourth quarter of fiscal year 2000 ending September 30th. Revenues in the September quarter exceed those of the June quarter by 143 percent and exceeded the 1999 September quarter by 19 percent. These dramatic changes reflect a general improvement in petroleum industry demand for seismic exploration services in response to improved prices received for crude oil and natural gas.

     Profitability remained elusive, however, due to lingering over-capacity in the seismic services industry. If current trends continue, this condition should correct during the coming year. History teaches that when the small percentage of excess capacity is put to use, market prices for our services increase quickly. Economics 101?

     As reported previously, recent losses result from high depreciation charges and our long-standing decision to retain key technical and professional personnel, a decision that is now paying off as we have been able to quickly regain operational efficiency in the fourth quarter. Losses in the year were also exaggerated by income tax rules that disallow full recovery. We are fully taxed on


----------

DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT

[PHOTO]

"FIVE OF OUR SIX 3-D SEISMIC DATA ACQUISITION CREWS ARE AGAIN OPERATING."

[PHOTO]

left-right;
Frank D. Brown
Senior Geophysicist
C. Ray Tobias
Vice President
William J. Swinney
Data Acquisition Supervisor

the way up, but not fully credited on the way down. And I think they called it the Tax Fairness Act.

     Five of our six 3-D seismic data acquisition crews are again operating, and the order book contains surveys that will extend this level of operations well into calendar 2001. Our people's skills and effort have placed your Company as the number two provider in the U.S. land market.

     As evidence of our confidence in a brighter future, we have resumed capital expenditures after an 18-month hiatus. In fiscal 2000, we invested $3,861,000 in additional assets, primarily data channels and automotive replacements. Our total channel count stands now at 20,000 which places us as a clear industry leader in over-all channel count per crew. Advantages in high channel count are clear: better data quality at lower cost.

     For several quarters we have reported client-supported research concerning the use of shear wave recording and processing for exploration and field development purposes. We are pleased to say this effort is ongoing. The results obtained to date are encouraging as we move forward with this next generation seismic method. However, in all honesty, the more we learn, the more we need to know. I believe that our industry as a whole is experiencing this quandary. Theoretically, multi-component data, the simultaneous


----------

DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT

[PHOTO]

"WE REMAIN PROUD OF THE CONTINUED COMMITMENT TO CLIENT SATISFACTION EXHIBITED BY OUR HIGHLY COMPETENT AND EXPERIENCED WORKFORCE."

[PHOTO]

left-right;
Stephen C. Jumper
Vice President

Howell W. Pardue
Executive Vice President

collection of shear wave data along with traditional compressional wave data, will yield a more compressive image of not only the subsurface structure, but potentially fluid movement, porosity variation and fracture detection within a formation. More must be learned about shear wave responses before a clear breakthrough can be acknowledged.

     The 3-D method employing primary waves has proved its ability to image geologic structure and those structural and stratigraphic conditions that are conducive to oil and gas accumulations. Accordingly, client companies can evaluate the risks involved in primary wave 3-D exploration. As we move forward with the incorporation of the two shear wave modes, additional undeterminable risks are called for with the three component or 3-C approach: courage and faith in the efficacy of this new technology. We continue to believe there is more information obtainable from the seismogram that has yet to be derived. With the 3-D recording method in place as a building block, your Company is poised to move enthusiastically into the next generation. As always, we are indeed indebted to those petroleum industry clients that take additional risks in the development of new technology.

     We remain proud of the continued commitment to client satisfaction exhibited by our highly competent and experienced


----------

DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT

[PHOTO]

"WE ARE CONFIDENT IN OUR ABILITIES TO EXECUTE. OUR PASSION IS TO DO SO."

[PHOTO]

 "left-right;
A. Mark Nelson
HSE Manager

Edward L. Huff
Vice President

K. Steve Forsdick
Data Acquisition Supervisor

workforce. This is a clear competitive advantage in our kind of business wherein we must act as trusted partner and advisor in providing the seismic solutions to exploration problems in strictest confidentiality.

     The growth path we followed so long was drastically interrupted by events beyond our control. These events have reversed, thankfully, and we are once again committed to that path. We are confident in our abilities to execute. Our passion is to do so.

Sincerely,

/s/ L. DECKER DAWSON
L. Decker Dawson
President
October 26, 2000


----------

DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT DAWSON GEOPHYSICAL COMPANY FROM THE PRESIDENT

[PHOTO]


     We are saddened beyond adequate expression in the recent death of our long time friend and associate F. B. "Pete" Graham. Upon graduation from the University of New Mexico in 1950, Pete began his career as a geophysicist with Exxon in the Permian Basin. After a subsequent venture as a geophysical consultant, and former client of our company, the Lea County, New Mexico native became a member of the Dawson family in 1974 where he served as Executive Vice President and Director. Following his retirement in July of 1999, Pete continued to serve as Director.

     Pete gave our company not only great depth of knowledge and experience in geophysics, but perhaps more significantly, he gave us a corporate personality. In the petroleum communities of New Mexico and West Texas, he was regarded as a pillar, with a rare combination of folksy humor, great experience, intelligence and integrity. He was a joy to be around, always seeing the brighter side, always with a laugh and a million-dollar smile.

     Our loss pales in comparison to the loss suffered by the Graham family. Pete dearly loved, and was loved by, his family. They are, and will continue to be, in our hearts and prayers. We are forever grateful for the contributions Pete made to our company.


----------

TRIBUTE TO FLOYD B. "PETE" GRAHAM

                                   [GRAPHICS]




----------

MANAGEMENT'S DISCUSSION AND FINANCIAL STATEMENTS

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

FORWARD LOOKING STATEMENTS

     All statements other than statements of historical fact included in this report, including without limitation, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this report, words such as "anticipate", "believe", "estimate", "expect", "intend", and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to dependence upon energy industry spending, weather problems, inability to obtain land use permits, the volatility of oil and gas prices, and the availability of capital resources. Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph. The Company assumes no obligation to update any such forward-looking statements.

OVERVIEW

     During the second half of fiscal 2000, demand for the Company's services gradually improved in response to improved prices for crude oil and natural gas. The lag appears to have been due to the petroleum industry's priority of maximizing production to recover losses during the drop of oil and gas commodity prices in 1999. The Company continues to face fierce pricing competition as demand for services from the geophysical industry has not yet met the industry's capacity. This situation has negatively impacted the Company's revenues and earnings during the year.

FISCAL YEAR ENDED SEPTEMBER 30, 2000 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1999

     The Company's operating revenues decreased 23.7% from $24,198,000 to $18,469,000 in fiscal year 2000. The Company began fiscal 2000 with four crews operating. In March 2000, the crew count for the Company was reduced to two. Beginning in June, the number of crews gradually increased until five were operating at September 30, 2000. Demand for the Company's services appears to be improving as requests for bids remain strong and revenues for the quarter ended September 30, 2000 increased significantly as compared to the same quarter of the prior year as well as the quarter ended June 30, 2000. Although production was approximately the same in fiscal 2000 as in the prior year, the decrease in revenues reflects continued severe price competition.

     Operating expenses in fiscal 2000 were basically unchanged as compared to fiscal 1999. Cost reduction measures, such as employee layoffs and salary reductions, were implemented in January 1999; however, the Company retained key field personnel in anticipation of increased demand. Accordingly, crews were placed back into service in the last quarter of fiscal 2000 as demand required.

     General and administrative expenses for fiscal 2000 totaled $2,126,000, a decrease of $264,000 from fiscal 1999. The decrease primarily consists of an adjustment made in the fourth quarter of fiscal year 2000 of $253,000 to reduce the provision for doubtful accounts.

     Depreciation for fiscal 2000 totaled $9,417,000, a decrease of $1,168,000 from fiscal 1999. Depreciation decreased as a result of a suspension of capital expansion during fiscal 1999 due to industry conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

     Total operating costs for fiscal 2000 totaled $33,251,000, a decrease of 4.8% from fiscal 1999 due to the factors described above. The 23.7% decrease of revenues as compared to the 4.8% decrease of total operating costs for fiscal 2000 reflects the high proportion of relatively fixed total operating costs (including personnel costs of active crews and depreciation costs) inherent in the Company's business and fierce price competition in the bidding process for geophysical services.

     Income tax benefit for fiscal 2000 totaled $2,637,000, a decrease of $762,000 from fiscal 1999. The decrease in income tax benefit is due to the establishment of a valuation allowance in fiscal 2000 offset by an increase in pretax loss. The Company's effective tax benefit rate is different from the statutory rate of 34% primarily due to a valuation allowance of $1,848,000.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1998

     The Company's operating revenues decreased 60.6% from $61,400,000 to $24,198,000 in fiscal year 1999. Demand for the Company's services was negatively impacted by low crude oil and natural gas prices. During the quarter ended December 31, 1998, the Company reduced the number of operating crews from six to three. The Company concluded fiscal 1999 operating four crews although for a brief period of time during the quarter ended June 30, 1999 the Company operated only one crew. In addition to the decrease in the number of operating crews, the decrease in revenues reflects severe price competition.

     Operating expenses decreased 45.5% in fiscal 1999 as compared to fiscal 1998 as a result of decreased demand for the Company's services. Additional cost reduction measures, such as employee layoffs and salary reductions, were implemented in January 1999. The Company reduced the number of employees from 377 at September 30, 1998 to 260 at September 30, 1999. The Company retained key field personnel in anticipation of increased demand.

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

     Total operating costs for fiscal 1999 totaled $34,937,000, a decrease of 32.5% from fiscal 1998 due to the factors described above. The 60.6% decrease of revenues as compared to the 32.5% decrease of total operating costs for fiscal 1999 reflects the high proportion of relatively fixed total operating costs (including personnel costs of active crews and depreciation costs) inherent in the Company's business and fierce price competition in the bidding process for geophysical services.

     Income tax benefit for fiscal 1999 totaled $3,399,000, an increase of $7,196,000 from the total income tax expense of $3,797,000 for fiscal 1998. The income tax benefit is due to loss before income taxes of $9,829,000 in fiscal 1999 as compared to income before income taxes of $10,425,000 in fiscal 1998. The Company's effective tax rate for fiscal 1999 and 1998 was 35% and 36%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     Net cash used in operating activities of $3,269,000 in fiscal 2000 as compared to net cash provided by operations of $6,429,000 in fiscal 1999 primarily reflects the increase in the net loss of fiscal 2000 and the increase in accounts receivable which occurred in the last quarter of fiscal 2000. The decrease in deferred income taxes is a result of the reversal of temporary differences due to depreciation and recognition of net operating loss carryback.

     Net cash used in investing activities decreased to $1,247,000 from $7,181,000 resulting from approximately $6,000,000 of collected accounts receivable that were invested in U.S. Treasury securities during fiscal 1999. In contrast, during fiscal 2000 approximately $2,500,000 of matured short-term investments were used in operations.

     The cash flows provided by financing activities for fiscal 2000 represent the proceeds from the exercise of a stock option.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

Capital Expenditures

     The Company continually strives to supply market demand with technologically advanced 3-D data acquisition recording systems and leading edge data processing capabilities. Capital expenditures for fiscal 2000 consisted primarily of data acquisition channels that became available late in the year as a result of the idle capacity that exists in our industry. The Company maintains equipment in and out of service in anticipation of increased demand of the Company's services. In addition the Company continues to monitor the development of the three component seismic approach. The Company believes that it is in position to respond to demand for this technological advancement of the seismic industry.

Capital Resources

     The Company believes that its capital resources, including its short-term investments, cash flow from operations, and relationships with financial entities, are adequate to meet its current operational needs and finance capital needs as determined by market demand and technological developments.

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

RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge and establishes standards for reporting changes in the fair value of a derivative. The company will adopt SFAS No. 133 as required by SFAS No. 137 "Deferral of the Effective Date of the FASB Statement No. 133", effective October 1, 2000. Based on the Company's preliminary assessment of the implications of this new statement, the Company believes they have no freestanding or embedded derivative instruments that would need to be accounted for under SFAS No. 133.

INDEPENDENT AUDITORS' REPORT

[KPMG LOGO]

The Board of Directors and Stockholders
Dawson Geophysical Company:


     We have audited the accompanying balance sheets of Dawson Geophysical Company as of September 30, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson Geophysical Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                                                   KPMG LLP



November 1, 2000

BALANCE SHEETS

September 30, 2000 and 1999

                                                                      2000            1999
                                                                  ------------    ------------
ASSETS
Current assets:
    Cash and cash equivalents                                     $    509,000    $  4,993,000
    Short-term investments                                          11,025,000      13,547,000
    Accounts receivable, net of allowance for doubtful accounts
       of $300,000 in 2000 and $133,000 in 1999                      6,567,000       5,567,000
    Income taxes receivable                                          2,165,000       1,668,000
    Prepaid expenses                                                   200,000         466,000
                                                                  ------------    ------------

           Total current assets                                     20,466,000      26,241,000
                                                                  ------------    ------------

Property, plant and equipment                                       73,132,000      71,706,000
    Less accumulated depreciation                                  (43,817,000)    (36,529,000)
                                                                  ------------    ------------

           Net property, plant and equipment                        29,315,000      35,177,000
                                                                  ------------    ------------

                                                                  $ 49,781,000    $ 61,418,000
                                                                  ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                              $  1,038,000    $    778,000
    Accrued liabilities:
       Payroll costs and other taxes                                   253,000         506,000
       Other                                                            22,000          21,000
                                                                  ------------    ------------

           Total current liabilities                                 1,313,000       1,305,000
                                                                  ------------    ------------

Deferred income taxes                                                       --         645,000

Stockholders' equity:
    Preferred stock--par value $1.00 per share;
       5,000,000 shares authorized, none outstanding                        --              --
    Common stock - par value $.33 1/3 per share;
       10,000,000 shares authorized, 5,428,794
       and 5,406,794 shares issued and outstanding
       in 2000 and 1999, respectively                                1,810,000       1,802,000
    Additional paid-in capital                                      38,624,000      38,497,000
    Retained earnings                                                8,034,000      19,169,000
                                                                  ------------    ------------

           Total stockholders' equity                               48,468,000      59,468,000
                                                                  ------------    ------------

Contingencies (see note 10)
                                                                  $ 49,781,000    $ 61,418,000
                                                                  ============    ============

See accompanying notes to the financial statements.

STATEMENTS OF OPERATIONS

Years Ended September 30, 2000, 1999 and 1998

                                                2000            1999            1998
                                            ------------    ------------    ------------
Operating revenues                          $ 18,469,000    $ 24,198,000    $ 61,400,000

Operating costs:
     Operating expenses                       21,708,000      21,962,000      40,326,000
     General and administrative                2,126,000       2,390,000       1,931,000
     Depreciation                              9,417,000      10,585,000       9,472,000
                                            ------------    ------------    ------------

                                              33,251,000      34,937,000      51,729,000
                                            ------------    ------------    ------------

Income (loss) from operations                (14,782,000)    (10,739,000)      9,671,000

Other income (expense):
     Interest income                             972,000         872,000         720,000
     Interest expense                                 --              --        (125,000)
     Gain (loss) on disposal of assets            (7,000)         (5,000)        134,000
     Other                                        45,000          43,000          25,000
                                            ------------    ------------    ------------

Income (loss) before income tax              (13,772,000)     (9,829,000)     10,425,000

Income tax benefit (expense):
     Current                                   2,163,000       1,441,000      (2,607,000)
     Deferred                                    474,000       1,958,000      (1,190,000)
                                            ------------    ------------    ------------
                                               2,637,000       3,399,000      (3,797,000)
                                            ------------    ------------    ------------

Net income (loss)                           $(11,135,000)   $ (6,430,000)   $  6,628,000
                                            ============    ============    ============

Net income (loss) per common share          $      (2.05)   $      (1.19)   $       1.27
                                            ============    ============    ============

Net income (loss) per common share-
     assuming dilution                      $      (2.05)   $      (1.19)   $       1.27
                                            ============    ============    ============

Weighted average equivalent common
     shares outstanding                        5,425,210       5,397,624       5,205,926
                                            ============    ============    ============

Weighted average equivalent common
     shares outstanding-assuming dilution      5,425,210       5,397,624       5,232,007
                                            ============    ============    ============

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2000, 1999 and 1998

                                                                   2000            1999             1998
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income (loss)                                          $(11,135,000)   $ (6,430,000)   $  6,628,000

Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
        Depreciation                                              9,417,000      10,585,000       9,472,000
        Loss (gain) on disposal of assets                             7,000           5,000        (134,000)
        Non-cash interest income                                         --         (32,000)        (31,000)
        Non-cash compensation                                       103,000         256,000              --
        Deferred income tax (benefit) expense                      (474,000)     (1,958,000)      1,190,000
        Other                                                        36,000         323,000         262,000

Change in current assets and liabilities:
        Decrease (increase) in accounts receivable               (1,000,000)      6,254,000      (3,097,000)
        Decrease (increase) in prepaid expenses                     266,000         (50,000)       (128,000)
        Increase in income taxes receivable                        (497,000)       (618,000)     (1,050,000)
        Increase (decrease) in accounts payable                     260,000        (988,000)     (2,190,000)
        Increase (decrease) in accrued liabilities                 (252,000)       (918,000)        385,000
-----------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                 (3,269,000)      6,429,000      11,307,000
-----------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
        Proceeds from disposal of assets                            112,000          29,000         287,000
        Capital expenditures                                     (3,861,000)       (164,000)    (19,959,000)
        Proceeds from sale of short-
                 term investments                                 1,501,000              --       5,993,000
        Proceeds from maturity of short-
                 term investments                                 3,500,000       7,500,000       9,000,000
        Investment in short-term investments                     (2,499,000)    (14,546,000)    (17,531,000)
-----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (1,247,000)     (7,181,000)    (22,210,000)
-----------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
        Principal payments on debt                                       --              --      (9,583,000)
        Issuance of common stock                                         --              --      21,371,000
        Proceeds from exercise of stock options                      32,000              --          86,000
-----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            32,000              --      11,874,000
-----------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents             (4,484,000)       (752,000)        971,000

Cash and cash equivalents at beginning of year                    4,993,000       5,745,000       4,774,000
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $    509,000    $  4,993,000    $  5,745,000
===========================================================================================================

See accompanying notes to the financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

                                       COMMON STOCK
                                  -----------------------        ADDITIONAL
                                    NUMBER                         PAID-IN          RETAINED
                                  OF SHARES        AMOUNT          CAPITAL          EARNINGS           TOTAL
----------------------------------------------------------------------------------------------------------------
Balance,
     September 30, 1997           4,199,250     $  1,400,000     $ 17,174,000     $ 18,971,000      $ 37,545,000

Issuance of common
     stock                        1,151,100          384,000       20,999,000               --        21,383,000
Exercise of stock
     options                         10,650            3,000           83,000               --            86,000
Net income                               --               --               --        6,628,000         6,628,000
----------------------------------------------------------------------------------------------------------------
Balance,
     September 30, 1998           5,361,000        1,787,000       38,256,000       25,599,000        65,642,000
Issuance of common
     stock as compensation           45,794           15,000          241,000               --           256,000
Net loss                                 --               --               --       (6,430,000)       (6,430,000)
----------------------------------------------------------------------------------------------------------------
Balance,
     September 30, 1999           5,406,794        1,802,000       38,497,000       19,169,000        59,468,000
Issuance of common
     stock as compensation           17,000            6,000           97,000               --           103,000
Exercise of stock
     option                           5,000            2,000           30,000               --            32,000
Net loss                                 --               --               --      (11,135,000)      (11,135,000)
----------------------------------------------------------------------------------------------------------------
Balance,
     September 30, 2000           5,428,794     $  1,810,000     $ 38,624,000     $  8,034,000      $ 48,468,000
================================================================================================================




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


Short-Term Investments

     The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). In accordance with Statement 115, the Company has classified its investment portfolio consisting of U.S. Treasury Securities as "available-for-sale" and records the net unrealized holding gains and losses as accumulated comprehensive income in stockholders' equity. The cost of short-term investments sold is based on the specific identification method.


Fair Value of Financial Instruments

     The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value due to the short maturity of these instruments.


Concentrations of Credit Risk

     Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable and short-term investments. The Company's sales are to customers whose activities relate to oil and gas exploration and production. However, accounts receivable are well diversified among many customers, and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. The Company generally extends unsecured credit to these customers; therefore, collection of receivables may be affected by the economy surrounding the oil and gas industry. The Company closely monitors extensions of credit and initiated an allowance for doubtful accounts in fiscal 1999 as a result of the downturn in oil prices which occurred during the year and negatively impacted the Company's clients. The Company invests primarily in U.S. Treasury Securities which are a low risk investment.


Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.


Impairment of Long-Lived Assets

     The Company accounts for its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121), which requires companies to assess their long-lived assets for impairment. Statement 121 requires companies to review for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. No provision was recorded in the Statement of Operations for the years ended September 30, 2000, 1999 and 1998.

Revenue Recognition

     Revenue from services is recorded as earned over the lives of the respective contracts.


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


2.   SHORT-TERM INVESTMENTS

     Investment in securities, consisting entirely of U. S. Treasury Securities, had a cost and market value of approximately $11,025,000 at September 30, 2000 and $13,547,000 at September 30, 1999.

     Short-term investments held at September 30, 2000 consisting of U.S. Treasury Securities, have contractual maturities from December, 2000 through March, 2002. Securities that mature after September 30, 2001 are expected to be sold within one year and are properly classified as current assets.


3.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, together with annual depreciation rates, consist of the following:


                                                         SEPTEMBER 30
                                                -----------------------------------------------------
                                                    2000              1999               RATES
                                                -----------------------------------------------------
          LAND, BUILDING AND IMPROVEMENTS       $ 1,303,000       $ 2,545,000       3 TO 12.5 PERCENT
          MACHINERY AND EQUIPMENT                71,804,000        69,119,000        10 TO 20 PERCENT
          EQUIPMENT IN PROCESS (a)                   25,000            42,000                      --
                                                -----------------------------
                                                $73,132,000       $71,706,000
                                                =============================

----------

(a) Equipment in process has not been placed into service and accordingly has not been subject to depreciation.

4.   STOCK OPTIONS

     The Company's 1991 Incentive Stock Option Plan, which extended the 1981 Plan, provided options to purchase 150,000 shares of authorized but unissued common stock of the Company. The option price is the market value of the Company's common stock at date of grant. Options are exercisable 25% annually from the date of the grant and the options expire five years from date of grant.

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

     The transactions under the Plans are summarized as follows:

                                             WEIGHTED          NUMBER OF
                                           AVERAGE PRICE    OPTIONED SHARES
         ------------------------------------------------------------------
         BALANCE AS OF SEPTEMBER 30, 1998     $ 17.91            52,000
                  GRANTED                     $  6.50           166,000
                  CANCELLED OR EXPIRED        $  7.25           (10,000)
         ------------------------------------------------------------------
         BALANCE AS OF SEPTEMBER 30, 1999     $  9.32           208,000
                  EXERCISED                   $  6.50            (5,000)
                  CANCELLED OR EXPIRED        $ 13.10           (22,000)
         ------------------------------------------------------------------
         BALANCE AS OF SEPTEMBER 30, 2000     $  8.93           181,000
         ------------------------------------------------------------------

     Options for 57,750, 27,000 and 24,000 shares were exercisable with weighted average exercise prices of $12.22, $18.40 and $12.27 as of September 30, 2000, 1999 and 1998, respectively.

     Outstanding options at September 30, 2000 expire between September, 2002 and February, 2004 and have exercise prices ranging from $6.50 to $24.125.

     Options for 166,000 shares were granted in fiscal year 1999. The expected life of the options granted is five years. The weighted average fair value of options granted during 1999 is $5.47. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options pricing model.

     The model assumed expected volatility of 120% and risk-free interest rate of 4.8% for grants in 1999. As the Company has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of the Company's common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the

Black-Scholes model.

     No compensation expense has been recorded for the Company's stock options under the intrinsic value method. Had compensation cost for the 1991 Plan and the 2000 Plan been determined based on the fair value at the grant dates for awards made after September 30, 1995 under the 1991 Plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        YEAR ENDED            YEAR ENDED
         ----------------------------------------------------------------------------------
                                                   SEPTEMBER 30, 2000    SEPTEMBER 30, 1999
         NET INCOME                 AS REPORTED      $  (11,135,000)       $  (6,430,000)
                                    PRO FORMA        $  (11,255,000)       $  (6,510,000)
                                    -------------------------------------------------------
         EARNINGS PER SHARE         AS REPORTED      $        (2.05)       $       (1.19)
                                    PRO FORMA        $        (2.07)       $       (1.21)
                                    -------------------------------------------------------

     Under the provisions of Statement No. 123, the pro forma disclosures above indicate only the effects of stock options granted by the Company subsequent to September 30, 1995. During this initial phase-in period, the pro forma disclosures as required by Statement No. 123 are not representative of the effects on reported net income for future years as options vest over several years.

5.   EMPLOYEE STOCK PURCHASE PLAN

     The Company has an employee stock purchase plan to invest in the Company's common stock for the benefit of eligible employees. Participants are entitled to contribute a percentage, not to exceed 5%, of their bi-weekly salary to the plan. On a bi-weekly basis, the Company matches the participants' contributions and directs the purchase of shares of the Company's common stock. There are no vesting requirements for the participants. The Company contributed $240,328, $214,347 and $254,582 to the plan during 2000, 1999 and 1998, respectively.

6.   INCOME TAXES

     Income tax expense (benefit) attributable to income before extraordinary item consists of:


                                                    YEAR ENDED SEPTEMBER 30,
                                       -------------------------------------------------
                                           2000               1999              1998
                                       -----------        -----------        -----------
         CURRENT:
             U.S. FEDERAL              $(2,163,000)       $(1,441,000)       $ 2,349,000
             STATE                              --                 --            258,000
                                       -------------------------------------------------
                                        (2,163,000)        (1,441,000)         2,607,000

         DEFERRED: U. S. FEDERAL          (474,000)        (1,958,000)         1,190,000
                                       -------------------------------------------------
         TOTAL                         $(2,637,000)       $(3,399,000)       $ 3,797,000
                                       =================================================

     Income tax expense (benefit) varies from the amount computed by multiplying income before taxes by the statutory income tax rate. The reasons for these differences and the related tax effects are as follows:


                                                                        YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------------------------------
                                                               2000                1999               1998
                                                          -----------         ------------         ----------
EXPENSE (BENEFIT) COMPUTED AT STATUTORY RATES             $(4,682,000)        $(3,342,000)         $3,545,000
EFFECT OF:
         CHANGE IN VALUATION ALLOWANCE                      1,848,000                  --                  --
         STATE INCOME TAXES, NET OF FEDERAL
           INCOME TAX BENEFIT                                      --                  --             170,000
         OTHER                                                197,000             (57,000)             82,000
                                                          -----------         -----------          ----------
INCOME TAX EXPENSE (BENEFIT)                              $(2,637,000)        $(3,399,000)         $3,797,000
                                                          ===========         ===========          ==========



                                                                             SEPTEMBER 30,
                                                                    -------------------------------
                                                                        2000                1999
                                                                    -----------         -----------
DEFERRED TAX ASSETS:
         NET OPERATING LOSS CARRYFORWARDS                           $ 3,627,000         $        --
         ALTERNATIVE MINIMUM TAX CREDIT CARRYFORWARDS                   813,000           2,333,000
         RECEIVABLES                                                    102,000              45,000
         OTHER                                                           18,000             177,000
                                                                    -----------         -----------
         TOTAL DEFERRED TAX ASSETS                                    4,560,000           2,555,000
         LESS VALUATION ALLOWANCE                                    (1,848,000)                 --
                                                                    -----------         -----------
         TOTAL GROSS DEFERRED TAX ASSETS                              2,712,000           2,555,000
                                                                    -----------         -----------
DEFERRED TAX LIABILITIES:
         OTHER PROPERTY AND EQUIPMENT                                (2,707,000)         (3,200,000)
         OTHER                                                           (5,000)                 --
                                                                    -----------         -----------
         TOTAL GROSS DEFERRED TAX LIABILITIES                        (2,712,000)         (3,200,000)
                                                                    -----------         -----------
         NET DEFERRED TAX ASSET (LIABILITY)                         $        --         $  (645,000)
                                                                    ===========         ===========


     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on expectations for the future, management has determined that taxable income of the Company will not likely be sufficient to fully utilize available carryforwards prior to their ultimate expiration. As such, the Company has recorded a valuation allowance of $1,848,000 to reflect the realizability of its net deferred tax assets. The amount of the valuation allowance could be reduced if estimates of future taxable income during the carryforward period are increased.

     As of September 30, 2000, the Company had a net operating loss carryforward for U.S. federal income tax purposes of approximately $10,666,000, which is available to offset future regular taxable income, if any. The net operating loss carryforward expires in 2019. The Company has alternative minimum tax credit carryforwards totaling $813,000 to offset regular income tax, which have no scheduled expiration date.

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

     The following table sets forth the computation of basic and diluted net income per common share:


                                                                              2000                 1999                1998
                                                                         -------------        -------------        ------------
NUMERATOR:
    NET INCOME (LOSS) AND NUMERATOR FOR BASIC AND DILUTED
             NET INCOME (LOSS) PER COMMON SHARE-INCOME
             AVAILABLE TO COMMON STOCKHOLDERS                             $(11,135,000)         $(6,430,000)         $6,628,000
                                                                         =============        =============        ============
DENOMINATOR:
    DENOMINATOR FOR BASIC NET INCOME (LOSS) PER COMMON
             SHARE-WEIGHTED AVERAGE COMMON SHARES                            5,425,210            5,397,624           5,205,926
             EFFECT OF DILUTIVE SECURITIES-EMPLOYEE STOCK OPTIONS                   --                   --              26,081
                                                                         -------------        -------------        ------------
    DENOMINATOR FOR DILUTED NET INCOME (LOSS) PER COMMON
             SHARE-ADJUSTED WEIGHTED AVERAGE COMMON SHARES
             AND ASSUMED CONVERSIONS                                         5,425,210            5,397,624           5,232,007
                                                                         =============        =============        ============
NET INCOME (LOSS) PER COMMON SHARE                                        $      (2.05)         $     (1.19)         $     1.27
                                                                         =============        =============        ============
NET INCOME (LOSS) PER COMMON SHARE-ASSUMING DILUTION                      $      (2.05)         $     (1.19)         $     1.27
                                                                         =============        =============        ============

     Employee stock options to purchase shares of common stock were outstanding during fiscal year 2000 but were not included in the computation of diluted net loss per share because either (i) the employee stock options exercise price was greater than the average market price of the common stock of the Company, or
(ii) the Company had a net loss from continuing operations and, therefore, the effect would be antidilutive.

8. STATEMENT OF CASH FLOWS

     The Company paid current and estimated tax payments of $3,533,000 in 1998. Payments of interest were $125,000 in 1998.

9. MAJOR CUSTOMERS

     The Company operates in only one business segment, contract seismic data acquisition and processing services. During each of 1999 and 1998, sales to only one customer, which was not the same customer each year, exceeded 10% of operating revenue. The percentage of sales to these customers in 1999 and 1998 were 30.9% and 16.7%, respectively. During 2000, sales to no customer exceeded 10% of operating revenue.

10. CONTINGENCIES

     The Company is a defendant in two lawsuits pending in the 112th and 83rd District Courts of Pecos County, Texas (respectively, Cause No. 8812, Ernestine Bernal, et al. vs. Javier Antonio Orona, et al.; and Cause No. P5565-83-CV, Carla Jaquez, et al. vs. Javier Antonio Orona, et al.) relating to a July 1995 accident involving a van owned by the Company which was used to transport employees to various job sites and a non-Company owned vehicle. The accident resulted in the deaths of four Company employees who were passengers in such van. The Company is one of several named defendants in such suits. Other named defendants include the estate of the deceased driver of such van who was an employee of the Company, the driver of such non-Company owned vehicle who was then an employee of the Company, the owner of such vehicle, and Ford Motor Company, the manufacturer of the Company van involved in such accident. In general, the claims against the Company include allegations of negligence, gross negligence and/or intentional tort as a result of, among other things, the Company's alleged failure to provide safe transportation for its employees and to properly select, train and supervise the deceased driver of such van. The plaintiffs in such suits are seeking actual damages from the defendants of $15.5 million, additional unspecified actual damages, pre-judgment and post-judgment interest and costs of suit as well as exemplary and punitive damages in an amount not to exceed four times the amount of actual damages. The Company believes that it has meritorious defenses to the claims asserted against it in such suits, and it intends to continue to vigorously defend itself against such claims. In addition, the Company believes that it has approximately $11 million of liability insurance coverage to provide against an unfavorable outcome. Such suits are currently pending trial, and the Company's motion for summary judgment in Cause No. 8812 has been denied. A trial date has been set both in Cause No. 8812 and consolidated Cause No. P5565-83-CV for March 26, 2001. Due to the uncertainties inherent in litigation, no assurance can be given as to the ultimate outcome of such suits or the adequacy or availability of the Company's liability insurance to cover the damages, if any, which may be assessed against the Company in such suits. A judgment awarding plaintiffs an amount significantly exceeding the Company's available insurance coverage could have a material adverse affect on the Company's financial condition, results of operations and liquidity.

     The Company is party to other legal actions arising in the ordinary course of its business, none of which management believes will result in a material adverse effect on the Company's financial position or results of operation, as the Company believes it is adequately insured.

     On February 18, 1998 the Company entered into a five year, non-cancellable operating lease for office space. Future minimum lease commitments under the lease at September 30 of each year are $142,716 through 2002, declining to $107,037 in 2003.

11. RIGHTS AGREEMENT

     On July 13, 1999, the Board of Directors of the Company authorized and declared a dividend to the holders of record on July 23, 1999 of one Right (a "Right") for each outstanding share of the Company's common stock. When exercisable, each Right will entitle the holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares") at an exercise price of $50.00 per Right. The rights are not currently exercisable and will become exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock or announces a tender offer or exchange offer, the consummating of which would result in attaining the triggering percentage. The Rights are subject to redemption by the Company for $.01 per Right at any time prior to the tenth day after the first public announcement of a triggering acquisition.

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

12. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

     In June, 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge and establishes standards for reporting changes in the fair value of a derivative. The Company will adopt SFAS No. 133, as required by SFAS 137 "Deferral of the Effective Date of the FASB Statement No. 133", effective October 1, 2000. Based on the Company's preliminary assessment of the implications of this new statement, the Company believes they have no freestanding or embedded derivative instruments that would need to be accounted for under SFAS 133.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                             QUARTER ENDED
                                                -----------------------------------------------------------------------
                                                 DECEMBER 31          MARCH 31            JUNE 30          SEPTEMBER 30
                                                -----------------------------------------------------------------------
FISCAL 2000:
         OPERATING REVENUES                     $ 4,893,000         $ 4,275,000         $ 2,712,000         $ 6,589,000
         LOSS FROM OPERATIONS                   $(3,863,000)        $(3,970,000)        $(4,177,000)        $(2,772,000)
         NET LOSS                               $(2,399,000)        $(3,020,000)        $(3,168,000)        $(2,548,000)
         NET LOSS PER COMMON SHARE              $      (.44)        $      (.55)        $      (.58)        $      (.47)
         NET LOSS PER COMMON SHARE
             ASSUMING DILUTION                  $      (.44)        $      (.55)        $      (.58)        $      (.47)

FISCAL 1999:
         OPERATING REVENUES                     $ 8,018,000         $ 6,053,000         $ 4,575,000         $ 5,552,000
         LOSS FROM OPERATIONS                   $(1,672,000)        $(2,447,000)        $(3,091,000)        $(3,529,000)
         NET LOSS                               $  (974,000)        $(1,461,000)        $(1,890,000)        $(2,105,000)
         NET LOSS PER COMMON SHARE              $      (.18)        $      (.27)        $      (.35)        $      (.39)
         NET LOSS PER COMMON SHARE
             ASSUMING DILUTION                  $      (.18)        $      (.27)        $      (.35)        $      (.39)