Form 10-K405, Exhibit 13
period 2001-09-30
DAWSON GEOPHYSICAL CO
filed 2001-12-11
CIK 351231

                       LETTER TO SHAREHOLDERS FYE 9-30-01


Dear Shareholder:

     We are pleased to report significant progress for the Company's fiscal year ended September 30, 2001. Revenues of $37,878,000 exceeded those of the prior year by 105 percent. Cash generated by the Company in 2001, $3,824,000, compares quite favorably with the prior year cash loss of $1,718,000.

     This progress occurred against a background of fierce price competition due to low industry utilization rates. The Company's ability to employ its considerable experience in providing superior service along with high productivity accounted for our improved results.

     Results for the quarter ending September 30, 2001, while cash positive, were impacted by unexpected delays in securing right-of-way permits on otherwise workable projects. Cash generated in the quarter, $752,000, compares favorably with the cash loss of $256,000 a year ago.

     The enclosed financials reflect capital expenditures of $750,000 for the year; however, a total of approximately $1,000,000 was committed but such purchases were not delivered in the fiscal year. Purchases of both hardware and software enhancements along with replacements of rolling stock accounted for the majority of commitments. We contemplate a continuation of this level of capital expenditures for fiscal 2002, barring unforeseen expansions as this goes to press. We believe that we are in a sufficiently strong cash position, with no debt, to fund any such requirement.

     Following the practice of most publicly traded companies, we will discontinue mailing printed quarterly reports, opting instead to present these reports on our web site, www.dawson3d.com. For shareholders without internet access, we will be happy to provide reports upon request.

     Our current order book remains at the level of recent quarters, sufficient to keep four to five of our data acquisition crews busy. We are encouraged by this fact, occurring against a background of relatively low oil and gas prices. It can be deduced that any increases in oil and gas prices would increase levels of exploration expenditures. Meanwhile, we are continuing efforts to improve upon our productivity with a goal of profitability for fiscal 2002.

     Our efforts regarding the use of shear wave data as a viable development and exploration tool are ongoing. During the past year, we successfully completed several projects for multiple clients. While shear wave data acquisition remains a small portion of our order book, we are a leader in the domestic market in the implementation of this promising technology.

     Although small in today's world of public companies, your Company enjoys a significant share of the onshore U.S. geophysical market. We are in second place in acquisition crews operating and, off and on, tied for first in high channel count vibrator source 3-D, the leading edge technique of seismic exploration. Your support over the years has contributed invaluably to this success, for which we are extremely grateful.

     Sincerely,


     /s/ L. DECKER DAWSON                    /s/ STEPHEN C. JUMPER

     L. Decker Dawson                        Stephen C. Jumper
     Chairman of the Board                   President
     November 8, 2001

INVESTOR INFORMATION


CORPORATE OFFICES                                      DIRECTORS                          OFFICERS
508 West Wall, Suite 800                               Paul H. Brown                      L. Decker Dawson
Midland, Texas 79701-5010                              Sugar Land, Texas                  Chief Executive Officer
915/684-3000 Phone                                     Management Consultant
915/684-3030 Fax                                                                          Stephen C. Jumper
info@dawson3d.com Email                                Calvin J. Clements                 President/Chief Operating
http://www.dawson3d.com                                Lubbock, Texas                     Officer
                                                       Retired Vice President of
ANNUAL MEETING                                         the Company                        Howell W. Pardue
The Annual Meeting of Shareholders will be                                                Executive Vice President
held January 22, 2002, at 10:00 a.m. at                L. Decker Dawson
The Petroleum Club of Midland,                         Midland, Texas                     C. Ray Tobias
501 West Wall, Midland, Texas 79701                    Chairman of the Board of           Executive Vice President
                                                       Directors and Chief Executive
10-K AVAILABLE                                         Officer of the Company             Christina W. Hagan
A copy of Form 10-K, as filed with the Securities                                         Vice President/Chief Financial
and Exchange Commission, may be                        Stephen C. Jumper                  Officer
obtained by contacting the Corporate Secretary         Midland, Texas
at the corporate offices listed above or on the        President and Chief Operating      Frank D. Brown
internet @ www.sec.gov                                 Officer of the Company             Vice President

REGISTRAR AND TRANSFER AGENT                           Matthew P. Murphy                  K.S. Forsdick
Mellon Investor Services LLC                           Midland, Texas                     Vice President
Dallas, Texas                                          Retired Banking Executive
                                                                                          Edward L. Huff
STOCK EXCHANGE LISTING                                 Howell W. Pardue                   Vice President
Nasdaq National Market System                          Midland, Texas
Symbol: DWSN                                           Executive Vice President of the    Paula G. Waldrop
                                                       Company                            Secretary
INDEPENDENT PUBLIC ACCOUNTANTS
KPMG LLP                                               Tim C. Thompson
Midland, Texas                                         Midland, Texas
                                                       Management Consultant

                                                       C. Ray Tobias
                                                       Midland, Texas
                                                       Executive Vice President of the
                                                       Company

-------------------------------------------------------------------------------------------------------------------------

     We are pleased to offer you the opportunity to receive future quarterly reports electronically over the internet. In utilizing this service, you are not only improving the efficiency of your access to information, you will also help reduce printing and postage costs for your Company.

     Form 10-Q will be available on the internet at www.sec.gov each quarter and additional information will be available to www.dawson3d.com.