Form 10-K, Exhibit 13
period 2003-09-30
DAWSON GEOPHYSICAL CO
filed 2003-12-11
CIK 351231

[LOGO]
                                                               DAWSON
                                                      Dawson Geophysical Company


                                         OVER 50 YEARS OF GEOPHYSICAL EXCELLENCE
                                                              ANNUAL REPORT 2003

Founded in 1952, Dawson Geophysical Company acquires and processes 2-D, 3-D and multi-component seismic data used in analyzing subsurface geologic conditions for the potential of oil and natural gas accumulation. Dawson's clients - major and intermediate-sized oil and gas companies and independent oil operators - retain exclusive rights to the information obtained.

The Company operates highly mobile, land-based acquisition crews throughout the lower 48 states. The Company has earned a 50-year reputation for state-of-the-art equipment, technology and safety, as well as for having crews that are among the most experienced and competent in the industry. Data processing is performed by geophysicists in Midland and Houston, Texas.

FINANCIAL HIGHLIGHTS


                    REVENUES                                            GROSS MARGIN
                    --------                                            ------------

$24,198   $18,469   $37,878   $36,078   $51,592        $ 2,236   $(3,239)  $ 4,845   $ 2,873   $ 5,441
-----------------------------------------------        -----------------------------------------------
 1999      2000       2001      2002      2003           1999      2000      2001      2002      2003

(amounts in thousands)                                 (amounts in thousands)



                       NET LOSS                                        CAPITAL EXPENDITURES
                       --------                                        --------------------


$(6,430)   $(11,135)   $(4,978)   $(2,292)     $(899)      $  164   $ 3,861   $   750   $ 2,047   $ 6,152
----------------------------------------------------       ----------------------------------------------
  1999        2000       2001       2002        2003        1999      2000      2001      2002      2003

(amounts in thousands)                                     (amounts in thousands)



                CHANNEL COUNT
                -------------

17,500   20,000   21,000   22,720   26,400
------------------------------------------
 1999     2000     2001     2002     2003

(amounts in thousands)

LETTER TO SHAREHOLDERS

Dear Shareholder:

Your Company made significant progress on all fronts during fiscal year 2003 ending September 30. Revenues for the year of $51,592,000 exceed those of fiscal year 2002, $36,078,000, by 43 percent. The net loss for the year of $899,000 reflects improvement over the 2002 loss of $2,292,000. Profitability remains elusive due to generally depressed conditions within the geophysical industry world wide during the past five years. Pricing in this environment has improved considerably due to your Company's leading position in the U.S. market; however, prices do not yet cover the unavoidable effects of weather and difficulties encountered in obtaining rights-of-way.

The Company exhibited profitability in the second and fourth quarters of 2003. The fourth quarter 2003 earnings of $557,000 compared to an identical net loss of $557,000 in the same quarter of 2002. Net profit of $844,000 in the second quarter of 2003 compares to a second quarter loss of $134,000 in 2002. The Company's order book provided capacity operations for most of fiscal 2003, remaining so going well into fiscal 2004. Management is working hard to obtain more realistic weather protection and redoubling efforts to mitigate permit related delays in order to reach improved and consistent profitability.

During 2003 the Company acted on opportunities for growth and technical depth. The Company expanded operations in its Houston and Denver offices and added an office in Oklahoma City. The technical expertise of additional staff in each office coincides with increased demand for high resolution 3-D seismic surveys and leading edge products such as the

ExxonMobil-licensed High Fidelity Vibratory Seismic (HFVS) method and 9-component 3-D surveys employing both compression and shear wave energy sources. The Company has satisfied client demand for increased channel count by acquiring equipment on the open market at reduced prices. In the 2000-2003 time period the Company has invested $12,811,000 in these kinds of capital expansions and improvements.

Dawson Geophysical Company is engaged in an essential technology designed to help discover needed reserves of crude oil and natural gas, also essential commodities in an expanding, demanding world. Your Company is dedicated to do whatever is necessary to remain on the leading edge of this effort.

With best wishes for a joyous holiday season to you and yours from all of us, we are sincerely yours.

               [PHOTOS OF L. DECKER DAWSON AND STEPHEN C. JUMPER]

/s/ L. Decker Dawson            /s/ Stephen C. Jumper
L. Decker Dawson                Stephen C. Jumper

Chairman of the Board           President

November 28, 2003

         [LOGO]
         DAWSON
Dawson Geophysical Company


THE TOTAL PACKAGE.

Dawson is one of the most experienced and respected names in the geophysical industry. From survey design, to permitting, surveying, date acquisition and data processing, the Company delivers our unique total package of seismic data services to clients on shore throughout the lower 48 states. The commitment of the Company and each of our employees is to continue our 50-year dedication to delivering greater value and more reliable data for our clients' geophysical data.

[VARIOUS PHOTOS]

INVESTOR INFORMATION

CORPORATE OFFICES                               DIRECTORS                           OFFICERS
508 West Wall, Suite 800                        Paul H. Brown                       L. Decker Dawson
Midland, Texas 79701-5010                       Sugar Land, Texas                   Chief Executive Officer
Phone:  432-684-3000                            Management Consultant
Fax:  432-684-3030                                                                  Stephen C. Jumper
Email:  info@dawson3d.com                       Calvin J. Clements                  President
http://www.dawson3d.com                         Lubbock, Texas                      & Chief Operating Officer
                                                Retired Vice President
                                                of the Company                      Howell W. Pardue
                                                                                    Executive Vice President
ANNUAL MEETING
The Annual Meeting of Shareholders will be      L. Decker Dawson
held January 27, 2004, at 10:00 a.m. at         Midland, Texas                      C. Ray Tobias
The Petroleum Club of Midland,                  Chairman of the Board of            Executive Vice President
501 West Wall, Midland, Texas 79701             Directors and Chief Executive
                                                Officer of the Company              Christina W. Hagan
                                                                                    Senior Vice President, Secretary
                                                                                    & Chief Financial Officer
REGISTRAR AND TRANSFER AGENT                    Gary M. Hoover, Ph.D.
Mellon Investor Services LLC                    Bartlesville, Oklahoma
Dallas, Texas                                   Retired Geophysicist                Frank D. Brown
                                                                                    Vice President
                                                Stephen C. Jumper
STOCK EXCHANGE LISTING                          Midland, Texas                      K.S. Forsdick
Nasdaq National Market System                   President and Chief Operating       Vice President
Symbol:  DWSN                                   Officer of the Company
                                                                                    Edward L. Huff
                                                Matthew P. Murphy                   Vice President
INDEPENDENT PUBLIC ACCOUNTANTS                  Midland, Texas
KPMG LLP                                        Retired Banking Executive
Midland, Texas
                                                Howell W. Pardue
                                                Midland, Texas
                                                Executive Vice President
                                                of the Company

                                                Tim C. Thompson
                                                Midland, Texas
                                                Management Consultant

                                                C. Ray Tobias
                                                Midland, Texas
                                                Executive Vice President
                                                of the Company

     We are pleased to offer you the opportunity to receive future quarterly and annual reports electronically over the internet. In utilizing this service, you are not only improving the efficiency of your access to information, you will also help reduce printing and postage costs for your Company.

     Forms 10-Q and 10-K reports will be available on the internet at www.sec.gov each quarter and additional information will be available at www.dawson3d.com.

--------------------------------------------------------------------------------





                                     [LOGO]
                                     DAWSON

                           Dawson Geophysical Company

                   Midland, Texas 432-684-3000 o 800-D-DAWSON
                          Houston, Texas 713-917-6772
                         Denver, Colorado 303-409-7787
                      Oklahoma City, Oklahoma 405-848-7512


                                www.dawson3d.com
                            508 West Wall, Suite 800
                           Midland, Texas 79701-5010